SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-10-1
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 2000
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

--------------------------------------------------------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 12 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999 as previously amended.


Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraphs:

     On Sunday, December 17, 2000, Crown, Rosemore and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Rosemore agreed to acquire, through Merger Sub, all of the issued and outstanding shares of Class A and Class B common stock of Crown not owned by Rosemore and its affiliates at a price of $10.50 per share in cash. Under the Merger Agreement, Merger Sub will merge with and into Crown, with Crown being the surviving corporation and an indirect wholly-owned subsidiary of Rosemore (the "Merger"). The merger is subject to, among other matters: (i) the affirmative vote of two-thirds of Crown's issued and outstanding common stock under applicable Maryland law, (ii) the approval of the majority of the Crown common stock (other than stock owned by Rosemore and its affiliates) present and voting at the special meeting of Crown stockholders, (iii) the absence of defaults under the indenture governing Crown's 10?% senior notes due in 2005 and
(iv) other customary closing conditions.

     Concurrently with the execution of the Merger Agreement, Rosemore entered into a stock purchase agreement (the "Stock Purchase Agreement") with certain affiliates of Apex (the "Sellers") pursuant to which (i) the Sellers agreed to vote their shares of Crown common stock, representing approximately 14.70% of the Class A common stock and 3.48% of the Class B common stock, in favor of the Merger and the Merger Agreement, (ii) the Sellers agreed to sell and Rosemore agreed to buy the Crown common stock held by the Sellers for $10.50 per share in cash in the event the Merger Agreement is terminated, (iii) the Sellers agreed that they will not, for a period of five years, acquire any Crown common stock or assets or make any proxy solicitation or otherwise seek to influence or control the management or policies of Crown, and (iv) Rosemore agreed to reimburse the Sellers in an amount equal to $1.75 million for certain expenses incurred by the Sellers or parties related to the Sellers in connection with their efforts to acquire Crown. The Stock Purchase Agreement may be terminated by Rosemore in certain circumstances in which there is a material adverse change to the business, financial position or results of operations of Crown.

     In connection with the Stock Purchase Agreement, Rosemore, the Sellers and Union Planters Bank, as escrow agent, will enter into an escrow agreement (the "Escrow Agreement") whereby the Sellers shall deposit their Crown common stock and Rosemore shall deposit the purchase price for such stock under the Stock Purchase Agreement, with Union Planters Bank, pending release in accordance with the Escrow Agreement following the Merger closing or, if the Merger closing does not occur, the closing under the Stock Purchase Agreement.

     The Merger Agreement, the Stock Purchase Agreement and the Escrow Agreement are attached hereto as Exhibits 23, 24 and 25 and are incorporated herein by reference.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is amended to add at the end thereof the following paragraph:

     On Sunday, December 17, 2000, Rosemore, Merger Sub and Crown entered into a Merger Agreement and Rosemore and the Sellers entered into the Stock Purchase Agreement. The Merger Agreement, the Stock Purchase Agreement and the Escrow Agreement are attached hereto as Exhibits 23, 24 and 25 and are incorporated herein by reference.

Item 7.  Material To Be Filed As Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 23 - Agreement and Plan of Merger, dated as of December 17,
                      2000, among Rosemore, Merger Sub and Crown.

         Exhibit 24 - Stock Purchase Agreement, dated as of December 17, 2000, among the Sellers and Rosemore.

         Exhibit 25 - Form of Escrow Agreement among the Sellers, Rosemore and
                      Union Planters Bank.

         Exhibit 26 - Joint Filing Agreement as required by Rule 13d-1(k).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

December 18, 2000                            By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

December 18, 2000                            By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

December 18, 2000                            Ruth R. Marder*
                                             --------------------
                                             Ruth R. Marder

December 18, 2000                            Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

December 18, 2000                            Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

December 18, 2000                            /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

December 18, 2000                            Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

December 18, 2000                            Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

December 18, 2000                            Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number               Description

 23. Agreement and Plan of Merger, dated as of December 17, 2000, among Rosemore, Merger Sub and Crown.

 24. Stock Purchase Agreement, dated as of December 17, 2000, among the Sellers and Rosemore.

 25.                  Form of Escrow Agreement among the Sellers, Rosemore and
                      Union Planters Bank.

 26.                  Joint Filing Agreement as required by Rule
                      13d-1(k).

                                                                      Exhibit 23

                                                                 EXECUTION COPY











                          AGREEMENT AND PLAN OF MERGER

                                      Among

                                 ROSEMORE, INC.,

                        ROSEMORE ACQUISITION CORPORATION

                                       and

                             CROWN CENTRAL PETROLEUM
                                   CORPORATION


                          Dated as of December 17, 2000




                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022

                                TABLE OF CONTENTS
                                                                           Page

                                    ARTICLE I

SECTION 1.01. The Merger......................................................2
SECTION 1.02. Effective Time; Closing.........................................2
SECTION 1.03. Effect of the Merger............................................2
SECTION 1.04. Charter; Bylaws.................................................2
SECTION 1.05. Directors and Officers of the Surviving Corporation.............3

                                   ARTICLE II

SECTION 2.01. Conversion of Capital Stock.....................................3
SECTION 2.02. Payment for Shares..............................................3
SECTION 2.03. Employee Stock Options..........................................5

                                  ARTICLE III

SECTION 3.01. Organization and Qualification; Subsidiaries....................6
SECTION 3.02. Charter and Bylaws..............................................7
SECTION 3.03. Capitalization..................................................7
SECTION 3.04. Authority Relative to This Agreement............................8
SECTION 3.05. No Conflict; Required Filings and Consents......................8
SECTION 3.06. Permits; Compliance.............................................9
SECTION 3.07. SEC Filings; Financial Statements...............................9
SECTION 3.08. Absence of Certain Changes or Events...........................10
SECTION 3.09. Employee Benefit Plans; Labor Matters..........................10
SECTION 3.10. Contracts; Debt Instruments....................................14
SECTION 3.11. Absence of Litigation..........................................16
SECTION 3.12. Environmental Matters..........................................16
SECTION 3.13. Trademarks, Patents and Copyrights.............................18
SECTION 3.14. Taxes..........................................................19
SECTION 3.15. Property and Leases............................................20
SECTION 3.16. Rights Agreement...............................................20
SECTION 3.17. Insurance......................................................20
SECTION 3.18. Board Recommendation...........................................21
SECTION 3.19. Opinion of Financial Advisor...................................21
SECTION 3.20. Brokers........................................................21
SECTION 3.21. Vote Required; State Takeover Statutes.........................21
SECTION 3.22. Waiver of Certain Obligations..................................22

                                   ARTICLE IV

SECTION 4.01. Organization and Qualification.................................22
SECTION 4.02. No Conflict; Required Filings and Consents.....................22

SECTION 4.03. Absence of Litigation..........................................23
SECTION 4.04. Brokers........................................................23
SECTION 4.05. No Activities..................................................23
SECTION 4.06. Financing......................................................24
SECTION 4.07. Ownership of Company Common Stock..............................24

                                   ARTICLE V

SECTION 5.01. Conduct of Business by the Company Pending the Closing.........24
SECTION 5.02. Notices of Certain Events......................................27
SECTION 5.03. Contractual Consents...........................................27

                                   ARTICLE VI

SECTION 6.01. Proxy Statement; Schedule 13E-3................................27
SECTION 6.02. Company Stockholders' Meeting..................................28
SECTION 6.03. Access to Information; Confidentiality.........................29
SECTION 6.04. No Solicitation of Transactions................................29
SECTION 6.05. Amendment of Plans.............................................30
SECTION 6.06. Directors' and Officers' Indemnification and Insurance.........30
SECTION 6.07. Further Action; Consents; Filings..............................32
SECTION 6.08. The Company Rights Plan........................................33
SECTION 6.09. Public Announcements...........................................33

                                  ARTICLE VII

SECTION 7.01. Conditions to the Obligations of Each Party to Consummate the
                Merger.......................................................33
SECTION 7.02. Conditions to the Obligations of the Company...................34
SECTION 7.03. Conditions to the Obligations of Parent and Merger Sub.........34

                                  ARTICLE VIII

SECTION 8.01. Termination....................................................35
SECTION 8.02. Notice of Termination; Effect of Termination...................36
SECTION 8.03. Amendment......................................................36
SECTION 8.04. Waiver.........................................................37
SECTION 8.05. Expenses.......................................................37

                                   ARTICLE IX

SECTION 9.01. Non- Survival of Representations, Warranties and Agreements....38
SECTION 9.02. Notices........................................................38
SECTION 9.03. Certain Definitions............................................39
SECTION 9.04. Severability...................................................40
SECTION 9.05. Assignment; Merger Sub; Binding Effect; Benefit................40
SECTION 9.06. Incorporation of Exhibits......................................41
SECTION 9.07. Specific Performance...........................................41

SECTION 9.08. Governing Law..................................................41
SECTION 9.09. Submission to Jurisdiction; Venue..............................41
SECTION 9.10. Headings.......................................................41
SECTION 9.11. Counterparts...................................................41
SECTION 9.12. Entire Agreement...............................................42
SECTION 9.13. Waiver of Jury Trial...........................................42

                            GLOSSARY OF DEFINED TERMS

Aegis Muse                                                             ss. 4.04
affiliate                                                           ss. 9.03(a)
Agreement                                                              Preamble
AMEX                                                                   ss. 3.03
Articles of Merger                                                     ss. 1.02
business day                                                        ss. 9.03(c)
Class A Common Stock                                                   Recitals
Class B Common Stock                                                   Recitals
Closing                                                                ss. 1.02
Closing Date                                                           ss. 1.02
Code                                                                ss. 2.02(e)
Company                                                                Preamble
Company Board                                                          Recitals
Company Certificates                                                ss. 2.02(a)
Company Common Stock                                                   Recitals
Company Option                                                      ss. 2.03(a)
Company SEC Reports                                                 ss. 3.07(a)
Company Independent Committee                                          Recitals
Company Stock Award                                                 ss. 2.03(b)
Company Stock Plans                                                 ss. 2.03(a)
Company Stockholders' Meeting                                       ss. 6.01(a)
Company Subsidiaries                                                ss. 3.01(a)
Competing Transaction                                                  ss. 6.04
Confidentiality Agreement                                           ss. 6.03(b)
control                                                             ss. 9.03(c)
controlled by                                                       ss. 9.03(c)
Costs                                                               ss. 6.06(d)
CPP                                                                 ss. 7.03(d)
CSFB                                                                   ss. 3.19
Disclosure Schedule                                                 ss. 3.01(a)
Effective Time                                                         ss. 1.02
Environmental Claims                                                ss. 3.12(b)
Environmental Laws                                                  ss. 3.12(b)
Environmental Permit                                                ss. 3.12(b)
ERISA                                                               ss. 3.09(a)
Escrow Agent                                                           Recitals
Escrow Agreement                                                       Recitals
Exchange Act                                                     ss. 3.05(b)(i)
Expenses                                                            ss. 8.05(a)
Governmental Entity                                                 ss. 3.05(b)
Hazardous Material                                                  ss. 3.12(b)
Holdings                                                               Recitals
HSR Act                                                          ss. 3.05(b)(i)
Indemnified Parties                                                 ss. 6.06(d)
Indenture                                                              ss. 6.07

IRS                                                            ss. 3.09(a)(iii)
knowledge                                                           ss. 9.03(d)
Law                                                             ss. 3.05(a)(ii)
Letter of Transmittal                                               ss. 2.02(b)
Material Adverse Effect                                             ss. 3.01(a)
Material Contract                                                   ss. 3.10(a)
Merger                                                                 Recitals
Merger Consideration                                                ss. 2.01(a)
Merger Sub                                                             Preamble
MGCL                                                                   Recitals
Multiemployer Plan                                                  ss. 3.09(b)
Multiple Employer Plan                                              ss. 3.09(b)
Order                                                               ss. 7.01(b)
Parent                                                                 Preamble
Paying Agent                                                        ss. 2.02(a)
Permits                                                                ss. 3.06
person                                                              ss. 9.03(e)
Plans                                                               ss. 3.09(a)
Preferred Stock                                                     ss. 3.03(c)
Proxy Statement                                                     ss. 6.01(a)
Real Property                                                   ss. 3.12(a)(ii)
Release                                                             ss. 3.12(b)
Remedial Action                                                     ss. 3.12(b)
Reorganization Agreement                                            ss. 3.09(b)
Representatives                                                     ss. 6.02(a)
Rights Agreement                                                       ss. 3.16
SAR Unit                                                            ss. 2.03(a)
Schedule 13E-3                                                      ss. 6.01(a)
SDAT                                                                   ss. 1.02
SEC                                                                 ss. 3.07(a)
Seller or Sellers                                                      Recitals
Stock Purchase Agreement                                               Recitals
subsidiary(ies)                                                     ss. 9.03(f)
Superior Proposal                                                      ss. 6.04
Surviving Corporation                                                  ss. 1.01
Tax Returns                                                            ss. 3.14
Taxes                                                                  ss. 3.14
Third Party Provision                                                  ss. 9.05
under common control with                                           ss. 9.03(c)
U.S. GAAP                                                           ss. 3.07(b)
Waivers                                                                ss. 3.22

                          AGREEMENT AND PLAN OF MERGER

                  AGREEMENT AND PLAN OF MERGER, dated as of December 17, 2000 (this "Agreement"), by and among ROSEMORE, INC., a Maryland corporation ("Parent"), CROWN CENTRAL PETROLEUM CORPORATION, a Maryland corporation (the "Company"), and ROSEMORE ACQUISITION CORPORATION, a Maryland corporation and an indirect wholly owned subsidiary of Parent ("Merger Sub").

                  WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Maryland General Corporation Law (the "MGCL"), Parent will acquire, pursuant to the merger (the "Merger") of Merger Sub with and into the Company, all of the issued and outstanding shares of the Company's Class A common stock, par value $5.00 per share (the "Class A Common Stock"), and Class B common stock, par value $5.00 per share (the "Class B Common Stock"; and together with the Class A Common Stock, the "Company Common Stock"), at a price of $10.50 per share;

                  WHEREAS, a special committee of independent members (the "Company Independent Committee") of the Board of Directors of the Company (the "Company Board") has unanimously recommended to the Company Board that it (a) approve and deem the Merger advisable upon the terms and subject to the conditions set forth in this Agreement and (b) recommend the approval of the Merger and this Agreement by the stockholders of the Company, and the Company Board has unanimously (i) approved and deemed the Merger advisable upon the terms and subject to the conditions set forth in this Agreement and (ii) recommended the approval of the Merger and this Agreement by the stockholders of the Company;

                  WHEREAS, the Board of Directors of Parent has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

                  WHEREAS, this Agreement has been approved and adopted by the Board of Directors of Merger Sub and by Rosemore Holdings, Inc., a Maryland corporation and a wholly owned subsidiary of Parent ("Holdings"), as sole stockholder of Merger Sub; and

                  WHEREAS, P.A. Novelly, II and John K. Pruellage, as trustees for The Novelly Exempt Trust U/I dated August 12, 1992, Douglas D. Hommert and William Lauber, as trustees for The Capital Trust U/I dated February 4, 1994, Paul A. Novelly, as trustee of the Paul A. Novelly Living Trust U/I dated July 28, 1982, as amended and Golnoy Barge Company, Inc. (each of the foregoing, a "Seller", and collectively, the "Sellers") and Parent have entered into a Stock Purchase Agreement, dated as of the date hereof (the "Stock Purchase Agreement"), whereby, subject to the terms and conditions contained therein, the Sellers (i) irrevocably appoint the designees of Parent as their proxies to vote in favor of the Merger, this Agreement and the transactions contemplated hereby with respect to the Company Common Stock held by such Sellers, and (ii) shall sell their Company Common Stock to Parent if this Agreement is terminated; and the Sellers, Parent and an escrow agent (the "Escrow Agent") shall enter into an

Escrow Agreement (the "Escrow Agreement") promptly after the date hereof, to effect the transactions contemplated by the Stock Purchase Agreement.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                    ARTICLE I
                                   THE MERGER

                  SECTION 1.01. The Merger. Provided that this Agreement shall not have been terminated in accordance with Section 8.01, upon the terms and subject to the conditions set forth in Article VII, and in accordance with the MGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

                  SECTION 1.02. Effective Time; Closing. Provided that this Agreement shall not have been terminated in accordance with Section 8.01, as promptly as practicable and in no event later than the second business day following the satisfaction or, if permissible, waiver of the conditions set forth in clauses (a) through (c) of Section 7.01 (or such other date as may be agreed to in writing by each of the parties hereto), the parties hereto shall cause the Merger to be consummated by filing the articles of merger (the "Articles of Merger") with the State Department of Assessments and Taxation of Maryland ("SDAT") in such form as is required by, and executed in accordance with, the relevant provisions of the MGCL. The term "Effective Time" means the date and time of the filing with, and the acceptance for record by, the SDAT of the Articles of Merger (or such later time, not to exceed 30 days after such acceptance for record, as may be agreed in writing by each of the parties hereto and specified in the Articles of Merger). Immediately prior to the filing of the Articles of Merger, a closing (the "Closing") will be held at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York (or such other place as the parties hereto may agree).

                  SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

                  SECTION 1.04. Charter; Bylaws. At the Effective Time, (a) the charter of Merger Sub as in effect immediately prior to the Effective Time shall be the charter of the Surviving Corporation until thereafter amended as provided by law, the bylaws and such charter of the Surviving Corporation, except that
Article I shall be amended to provide that the name of the Surviving Corporation shall be "Crown Central Petroleum Corporation" and (b) the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the

Surviving Corporation until thereafter amended as provided by law, the charter of the Surviving Corporation and such bylaws.

                  SECTION 1.05. Directors and Officers of the Surviving Corporation. The directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

                                   ARTICLE II

                     CONVERSION OF SECURITIES IN THE MERGER

                  SECTION 2.01. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

                  (a) each share of Company Common Stock (together with the associated right to purchase Company Series A or Series B Junior Participating Preferred Stock, no par value, as the case may be, pursuant to the Rights Agreement (as defined in Section 3.16 hereof)) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to
         Section 2.01(b) hereof) shall be converted into the right to receive $10.50 in cash (the "Merger Consideration"), payable without interest to the holder of such share of Company Common Stock, upon surrender of the Company Certificate that formerly evidenced such share of Company Common Stock;

                  (b) each share of Company Common Stock owned by Parent or owned by any direct or indirect wholly owned subsidiary of the Company or Parent shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto; and

                  (c) each issued and outstanding share of common stock, par value $5.00 per share, of Merger Sub will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

                  SECTION 2.02. Payment for Shares. (a) From and after the Effective Time, a bank or trust company designated by Parent and reasonably acceptable to the Company shall act as paying agent (the "Paying Agent") in effecting the payment of the Merger Consideration in respect of certificates that, prior to the Effective Time, represented shares of Company Common Stock entitled to payment of the Merger Consideration pursuant to Section 2.01(a) (the "Company Certificates"). From and after the Effective Time, Parent shall cause to be provided to the Paying Agent cash in amounts necessary to pay for all of the shares of Company Common Stock pursuant to Section 2.01(a). Such funds (and the interest thereon) shall be invested by the Paying Agent in an interest-bearing investment consisting of short-term U.S. Government obligations or federally insured, interest-bearing demand deposit accounts.

                  (b) Promptly after the Effective Time, the Paying Agent shall mail to each record holder of a Company Certificate (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificate shall pass, only upon delivery of the Company Certificate to the Paying Agent) (the "Letter of Transmittal") and (ii) instructions for use in surrendering such Company Certificate in exchange for payment therefor. Upon the surrender of each such Company Certificate, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions therein, and such other documents as may be required pursuant to such instructions, the Paying Agent shall pay the holder of such Company Certificate an amount in cash equal to the product of the Merger Consideration multiplied by the number of shares of Company Common Stock formerly represented by such Company Certificate, in consideration therefor, and such Company Certificate shall forthwith be cancelled. Until so surrendered, each such Company Certificate (other than Company Certificates representing shares of Company Common Stock to be canceled pursuant to Section 2.01(b)) shall represent solely the right to receive the aggregate Merger Consideration represented thereby. No interest shall be paid or accrued on the Merger Consideration. If the Merger Consideration (or any portion thereof) is to be paid to any person other than the person in whose name the Company Certificate surrendered is registered, it shall be a condition to such right to receive such payment that the Company Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Company Certificate shall pay to the Paying Agent any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Company Certificate surrendered, or shall establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.

                  (c) At any time following the six-month anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to direct the delivery of any funds which previously had been made available to the Paying Agent and were not disbursed to holders of shares of Company Common Stock (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to
it), Company Certificates and other documents in its possession relating to the Merger, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Company Certificate may surrender such Company Certificate to the Surviving Corporation and receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar law.

                  (d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of any shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation or the Paying Agent, they shall be surrendered and cancelled in return for the payment of the aggregate Merger Consideration represented thereby, as provided in this Article
II. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the

Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided herein or by applicable law.

                  (e) The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding were made by the Surviving Corporation.

                  (f) If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a).

                  SECTION 2.03. Employee Stock Options. (a) At the Effective Time, each option to purchase shares of Company Common Stock (a "Company Option") or stock appreciation unit award ("SAR Unit") with respect to Company Common Stock outstanding and unexercised as of the Effective Time granted pursuant to the Company's 1994 Long-Term Incentive Plan, the Company's 1995 Management Stock Option Plan and the Company's 1999 Long-Term Incentive Plan, each as amended through the date of this Agreement, and the option grant agreements and award agreements entered into in connection therewith, (collectively, the "Company Stock Plans"), or granted by the Company other than pursuant to the Company Stock Plans shall (i) become fully vested and immediately exercisable and (ii) remain outstanding and, thereafter, be a Company Option or SAR Unit with the same rights and exercise prices as applied to such Company Option or SAR Unit immediately prior to the Effective Time, and otherwise subject to the terms (as in effect as of the date hereof) of the Company Stock Plans pursuant to which such Company Option or SAR Unit was issued, except that all references to the Company shall be deemed to be references to the Surviving Corporation and all references to Company Common Stock shall be deemed to be references to the common stock of the Surviving Corporation. The Company shall take all necessary action to approve the disposition of the Company Options in connection with the transactions contemplated by this Agreement to the extent necessary to exempt such dispositions and acquisitions under Rule 16b-3 of the Exchange Act (as defined in Section 3.05(b)(i)).

                  Promptly after the Effective Time, Parent shall or shall cause Surviving Corporation to provide each holder of Company Options with the opportunity to sell its Company Options at the prices set forth in Annex A of the Waivers (defined herein). Any payments related to such sale of Company Options shall be subject to all applicable federal, state and local tax withholding requirements.

                  (b) At the Effective Time, each performance-restricted stock award (a "Company Stock Award") granted pursuant to the Company Stock Plans or granted by the Company (other than pursuant to the Company Stock Plans) shall become fully vested, the restrictions thereon shall lapse, any restrictive legend contained on any Company Certificate related thereto shall be removed and any Company Certificate related thereto held in escrow by the Company pursuant to the terms of any Company Stock Plan or otherwise shall be released to the grantee of such Company Stock Award. At the Effective Time, each holder of a Company Stock Award shall be paid in full satisfaction of such Company Stock Award a cash payment in an amount in respect thereof equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock subject to such Company Stock Award, less any income or employment tax withholding required under the Code or any provision of state or local law.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  The Company hereby represents and warrants to Parent and Merger Sub that:

                  SECTION 3.01. Organization and Qualification; Subsidiaries.
(a) Except as set forth in Section 3.01(a) of the Disclosure Schedule attached hereto and forming a part of this Agreement (the "Disclosure Schedule"), the Company and each subsidiary of the Company (the "Company Subsidiaries") has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Company and each of the Company Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not materially delay consummation of the Merger and would not have a Material Adverse Effect. For purposes of this Agreement, "Material Adverse Effect" means any event, circumstances, change in or effect on the business of the Company and the Company Subsidiaries, taken as a whole, that, when taken together with all other events, circumstances, changes and effects occurring after the date hereof that do not individually have a Material Adverse Effect and all other circumstances that would, but for the fact that they do not individually have a Material Adverse Effect, constitute a breach of any representation or warranty made by the Company in this Agreement, is, or is reasonably likely to be, materially adverse to the business, financial condition, results of operations or prospects of the Company and the Company Subsidiaries taken as a whole.

                  (b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation or organization of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 3.01(b) of the Disclosure Schedule. Except as disclosed in Section 3.01(b) of the Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

                  SECTION 3.02. Charter and Bylaws. The copies of the Company's charter and bylaws, each as amended and restated, that are set forth as exhibits to the Company's proxy statement dated March 15, 1996 and Form 10-K for the year ended December 31, 1999, as amended, and Form 10-Q for the quarter ended September 30, 2000, respectively, are complete and correct copies thereof. Such charter and bylaws are in full force and effect. The Company is not in violation of any of the provisions of its charter or bylaws.

                  SECTION 3.03. Capitalization. The authorized capital stock of the Company consists of (a) 15,000,000 shares of Class A Common Stock, (b) 15,000,000 shares of Class B Common Stock and (c) 5,000,000 shares of preferred stock, no par value (the "Preferred Stock"), 4,818 shares of which are designated Series A Junior Participating Preferred Stock, no par value, and 5,254 of which are designated Series B Junior Participating Preferred Stock, no par value. At the close of business on (A) November 15, 2000, (i) 4,817,394 shares of Class A Common Stock and 5,248,912 shares of Class B Common Stock, all of which were validly issued, fully paid and nonassessable and no shares of Preferred Stock were issued and outstanding, (ii) no shares of Class A Common Stock and Class B Common Stock were held in the treasury of the Company or by the Company Subsidiaries, (iii) 4,818 shares of Series A Junior Participating Preferred Stock were reserved for issuance pursuant to the Rights Agreement and
(iv) 5,254 shares of Series B Junior Participating Preferred Stock were reserved for issuance pursuant to the Rights Agreement, and (B) November 30, 2000, 980,507 shares of Class B Common Stock were reserved for issuance in connection with the exercise of outstanding Company Options in the amounts and at the exercise prices set forth in Section 3.03 of the Disclosure Schedule. Except as set forth in Section 3.03 of the Disclosure Schedule, all publicly traded shares of Company Common Stock are authorized for listing on the American Stock Exchange (the "AMEX"). From November 15, 2000 through the date hereof, the Company has not issued any additional shares of capital stock, except pursuant to the exercise of Company Options outstanding on November 15, 2000, nor has the Company granted any additional options, warrants or other rights or entered into any agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Except as issued pursuant to the Company Stock Plans, the Rights Agreement, pursuant to agreements or arrangements described in Section 3.03 of the Disclosure Schedule or as set forth in the Company SEC Reports (as defined herein), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.03 of the Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Common Stock or any capital stock of any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and, except as set forth in Section 3.03 of the Disclosure Schedule, each such share owned by the Company or another Company Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other Company Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever, except where failure to own such shares free and clear would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Section 3.03 of the Disclosure Schedule, there are no material outstanding contractual obligations of the Company or any Company Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person, other than obligations arising in the ordinary course of business, obligations disclosed in the Company SEC Reports and guarantees by the Company of any indebtedness of any Company Subsidiary.

                  SECTION 3.04. Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions (including, without limitation, the Merger) contemplated herein to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of such transactions have been duly and validly authorized by all necessary corporate action, including the unanimous approval of the Company Board and the unanimous approval of the Company Independent Committee, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate such transactions (other than the adoption of this Agreement by the requisite affirmative vote of the stockholders of the Company as required by the MGCL). This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger
Sub) constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

                  SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate any provision of the charter or bylaws of the Company or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in
Section 3.05(b) have been obtained and all filings and obligations described in
Section 3.05(b) have been made, conflict with or violate any United States or non-United States or supranational law, statute, ordinance, rule, regulation, code, executive order, injunction, judgment, decree or other order ("Law") applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) except as set forth in Section 3.05(a) of the Disclosure Schedule, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would not reasonably be expected to (A) have a Material Adverse Effect or (B) prevent or materially delay the performance of this Agreement by the Company.

                  (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States or supranational government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body ("Governmental Entity"), except (i) for applicable requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), the AMEX, the pre-merger notification requirements (A) of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") which requirements have been satisfied assuming the Closing occurs before May 26, 2001, or (B) as may be applicable pursuant to the antitrust laws of any state, (ii) for applicable requirements relating to the filing and recordation of appropriate merger documents pursuant to the MGCL and
(iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to (A) prevent or materially delay consummation of the Merger or (B) have a Material Adverse Effect.

                  SECTION 3.06. Permits; Compliance. Except as set forth in
Section 3.06 of the Disclosure Schedule, each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any Company Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Permits"), except where the failure to have, or the suspension or cancellation of, any of the Permits would not reasonably be expected to (a) have a Material Adverse Effect or (b) prevent or materially delay the performance of this Agreement by the Company, and no suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened. Neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party to or by which the Company or any Company Subsidiary is bound by, except for any such conflicts, defaults or violations that would not reasonably be expected to (A) have a Material Adverse Effect or (B) prevent or materially delay the performance of this Agreement by the Company.

                  SECTION 3.07. SEC Filings; Financial Statements. (a) The Company has timely filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission ("SEC") from December 31, 1998 through the date of this Agreement (collectively, the "Company SEC Reports"). The Company SEC Reports and all forms, reports and documents to be filed by the Company after the date hereof and prior to the Closing (i) were or will be prepared in all material respects in accordance with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) did or will not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (iii) did not and will not omit any document required to be filed as an exhibit thereto. No Company Subsidiary is required to file any form, report or other document with the SEC.

                  (b) Each of the financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports and each of the financial statements to be included in forms, reports and documents to be filed with the SEC after the date hereof and prior to the Closing, was or will be prepared in accordance with United States generally accepted accounting principles as promulgated by the American Institute of Certified Public Accountants and as interpreted from time to time by the staff of the SEC ("U.S. GAAP"), applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly or will present fairly, the consolidated financial position, results of operations and cash flow of the Company, and the consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein in all material respects, except as otherwise noted therein in accordance with U.S. GAAP (subject, in the case of unaudited statements, to normal year- end adjustments which were not and are not expected to have a Material Adverse Effect).

                  (c) Except as and to the extent set forth on the consolidated balance sheet of the Company and the Company Subsidiaries as of September 30, 2000, including the notes thereto, or in any of the Company SEC Reports filed subsequent to September 30, 2000, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 30, 2000 that would not reasonably be expected to, individually or in the aggregate, (i) have a Material Adverse Effect or (ii) prevent or materially delay the performance of this Agreement by the Company.

                  (d) The Company has heretofore furnished to Parent a complete and correct copy of any amendment or modification, that has not yet been filed with the SEC, to agreements, documents or other instruments that previously have been filed by the Company with the SEC pursuant to the Exchange Act.

                  SECTION 3.08. Absence of Certain Changes or Events. Since September 30, 2000, except as expressly contemplated by this Agreement or as specifically disclosed in the Company SEC Reports filed subsequent to September 30, 2000, the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since such date, (a) there has not been any change, condition, event or development that has had a Material Adverse Effect, (b) there has not been any event that could reasonably be expected to prevent or materially delay the performance of this Agreement by the Company and (c) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in
Section 5.01.

                  SECTION 3.09. Employee Benefit Plans; Labor Matters. (a)
Section 3.09(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the

Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Company Subsidiary, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under
Section 4069 of ERISA in the event such plan has been or were to be terminated,
(iii) any plan in respect of which the Company or any Company Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any contracts, arrangements or understandings between the Company or any Company Subsidiary and any employee of the Company or any Company Subsidiary including, without limitation, any contracts, arrangements or understandings relating in any way to a sale of the Company or any Company Subsidiary (collectively, the "Plans"). Each Plan is in writing and the Company has furnished or made available to Parent a true and complete copy of each material Plan and has delivered or made available to Parent a true and complete copy of each material document, if applicable, prepared in connection with each such Plan, including, without limitation, (A) a copy of each trust or other funding arrangement, (B) each summary plan description and summary of material modifications, (C) the most recently filed Internal Revenue Service ("IRS") Form 5500, (D) the most recently received IRS determination letter for each such Plan, and (E) the most recently prepared actuarial report and financial statement in connection with each such Plan. Neither the Company nor any Company Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual, or (iii) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

                  (b) None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a "Multiemployer Plan") or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Company Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a "Multiple Employer Plan"). Except as set forth in Section 3.09(b) of the Disclosure Schedule, none of the Plans (i) provides for the payment of separation, severance, termination or similar- type benefits to any person, (ii) obligates or obligated the Company or any Company Subsidiary to pay, or segregate any funds to pay (into a trust or otherwise), separation, severance, termination or similar- type benefits solely or partially as a result of any transaction contemplated by this Agreement or pursuant to the consummation of the transactions contemplated by the Agreement and Plan of Reorganization, dated December 8, 1998, as amended, among American Trading and Production Corporation, ATAPCO, Inc., American Trading Real Estate Company, Inc. and Gateway Gathering and Marketing Company (the "Reorganization Agreement"), or
(iii) obligates or obligated the Company or any Company Subsidiary to make any payment, or segregate any funds to pay (into a trust or otherwise), or provide any benefit as a result of a "change in control", within the meaning of such term under Section 280G of the Code solely or partially as a result of any transaction contemplated by this Agreement or the Reorganization Agreement.

Except as set forth in Section 3.09(b) of the Disclosure Schedule, none of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary. Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

                  (c) Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Law including, without limitation, ERISA and the Code. The Company and the Company Subsidiaries have performed all obligations required to be performed by them under, are not in material default under or in violation of, and have no knowledge of any default or violations by any party to, any Plan. No action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course), and, to the Company's knowledge, no fact or event exists that could reasonably be expected to give rise to any such action.

                  (d) Each Plan that is intended to be qualified under
Section 401(a) or Section 401(k) of the Code has heretofore been determined by the IRS so to qualify, and if submitted and assuming all amendments required by the IRS were made, the Company believes that such Plans would receive a favorable determination letter from the IRS with respect to the changes required by the Small Business Job Protection Act of 1996, the General Agreement on Tariffs and Trade, the Tax Reform Act of 1997, and the Uniformed Services Employment and Reemployment Rights Act of 1994, and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

                  (e) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) for which an exemption is not available with respect to any Plan. Neither the Company nor any Company Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could reasonably be expected to give rise to any such liability.

                  (f) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes to the extent permitted by applicable Law and no such deduction has been challenged or disallowed by any Governmental Entity and, to the Company's knowledge, no fact or event exists which could reasonably be expected to give rise to any such challenge or disallowance.

                  (g) Except as set forth in Section 3.09(g) of the Disclosure Schedule, all directors and officers of the Company and the Company Subsidiaries (other than those directors of the Company Subsidiaries organized in England, Vermont and the Netherland Antilles who are not employees of the Company or any Company Subsidiary) are under written obligation to the Company and the Company Subsidiaries to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and to assign to the Company and the Company Subsidiaries all inventions made by them within the scope of their employment during such employment and for a reasonable period thereafter.

                  (h) The Company currently operates and for the last five years has operated each of the Company's Employee Savings Plan and Employee Supplemental Savings Plan in accordance with its terms, including, without limitation, the provision (A) permitting the participant to direct the trustee under such plan to vote the participant's Company Common Stock held in the participant's account in accordance with his or her instructions and (B) providing that any shares of the Company Common Stock in the accounts of a participant for which clear and timely instructions of the participant are not received shall be voted in the same proportion as such shares for which instructions are received.

                  (i) Section 3.09(i) of the Disclosure Schedule sets forth a true and accurate list of all issued and outstanding SAR Units, including the amounts and exercise prices related thereto.

                  (j) Except as set forth in Section 3.09(j) of the Disclosure Schedule or as disclosed in the Company SEC Reports, (i) there are no controversies pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective employees;
(ii) neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) neither the Company nor any Company Subsidiary has breached or otherwise failed to comply with any provision of any such agreement or contract, and there are no grievances outstanding against the Company or any Company Subsidiary under any such agreement or contract; (iv) there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or any current union representation questions involving employees of the Company or any Company Subsidiary; and (v) there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary. The consent of the labor unions which are a party to the collective bargaining agreements listed in
Section 3.09(j) of the Disclosure Schedule is not required to consummate the Merger or the transactions contemplated by the Stock Purchase Agreement.

                  (k) Except as set forth in Section 3.09(k) of the Disclosure Schedule or as disclosed in the Company SEC Reports, the Company and the Company Subsidiaries are in material compliance with all applicable laws relating to the employment of labor, including those relating to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Entity and has withheld and paid to the appropriate Governmental Entity or are holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company or any Company Subsidiary and are not liable for any significant arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and the Company Subsidiaries have paid in full to all employees or adequately accrued for in accordance with U.S. GAAP consistently applied all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, and there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Company's knowledge, threatened before any Governmental Entity with respect to any persons currently or formerly employed by the Company or any Company Subsidiary. Except as set forth in Section 3.09(k) of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Except as set forth in Section 3.09(k) of the Disclosure Schedule, there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the Company's knowledge, threatened with respect to the Company. Except as set forth in
Section 3.09(k) of the Disclosure Schedule or as disclosed in the Company SEC Reports, there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the knowledge of the Company, threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Entity in any jurisdiction in which the Company or any Company Subsidiary have employed or employ any person.

                  SECTION 3.10. Contracts; Debt Instruments. (a) Set forth in subsections (i) through (viii) of Section 3.10(a) of the Disclosure Schedule is a true and accurate list of all contracts and agreements of the types described in such subsections to which the Company or any Company Subsidiary is a party as of the date hereof (such contracts, agreements and arrangements as required to be set forth in Section 3.10(a) of the Disclosure Schedule, together with those listed in Section 3.09(a) of the Disclosure Schedule, and subject to the proviso at the end of paragraph (a) of this Section 3.10 being the "Material Contracts"):

                  (i) as of the date of this Agreement, each contract and agreement which (A) is likely to involve consideration of more than $500,000, in the aggregate, during the calendar year ending December 31, 2000 or (B) is likely to involve consideration of more than $1,000,000, in the aggregate, over the remaining term of such contract, except for purchase orders for crude oil or intermediate feedstock arising in the usual and ordinary course of business and consistent with past practices (provided that in any case and without regard to the proviso at the end of paragraph (a) of this Section 3.10, the top 15 purchase orders as of November 30, 2000 are set forth in Section 3.10(a)(i) of the Disclosure Schedule) and which, in either case, cannot be canceled by the Company or any Company Subsidiary without penalty or further payment and without more than 90 days' notice;

                  (ii) all material broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary is a party, in each case, not cancellable without penalty on not more than 90 days' notice;

                  (iii) all material management contracts (excluding contracts for employment) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any product of the

         Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

                  (iv) all material contracts and agreements evidencing indebtedness of the Company or any Company Subsidiary;

                  (v) as of the date hereof, all material contracts and agreements with any Governmental Entity to which the Company or any Company Subsidiary is a party;

                  (vi) all contracts and agreements that materially limit, or purport to materially limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

                  (vii) all material contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective businesses; and

                  (viii) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company and any Company Subsidiary or the conduct of its businesses, or the absence of which would prevent or materially delay consummation of the Merger or otherwise prevent or materially delay the Company from performing its obligations under this Agreement or would have a Material Adverse Effect.

The foregoing provisions of this Section 3.10(a) are subject to the following proviso. With respect to Section 3.10(a)(i): (1) contracts for the purchase of crude oil and other feedstocks which in the aggregate do not exceed the requirements for the combined operation of the Company's two refineries at 105% of rated capacity for a period of sixty (60) days and do not have a term in excess of seventy-five (75) days shall be deemed to be in the usual and ordinary course of business and, as such, shall not be Material Contracts and shall not be included in the Disclosure Schedule; (2) contracts for the sale of finished petroleum products which in the aggregate combined with the Company's retail requirements do not exceed the combined rated capacities of the Company's two refineries when measured over a sixty (60) day period shall be deemed to be in the usual and ordinary course of business and, as such, shall not be Material Contracts and shall not be included in the Disclosure Schedule; and (3) contracts for the sale of intermediate feedstocks, sulfur, petroleum coke and other by products of the petroleum refining process shall, if produced by the Company and sold from inventory or from the anticipated production of the refineries within the next two months, be deemed to be in the usual and ordinary course of business and, as such, shall not be Material Contracts and shall not be included in the Disclosure Schedule. With respect to Sections 3.10(a)(i) through (v) and Section 3.10(a)(viii) (and without derogating from the immateriality of contracts in excess of the following threshold which are not otherwise material), all contracts involving consideration or the payment of less than $250,000 shall be deemed to be not material. Notwithstanding the foregoing, the types of contracts described in clauses (1), (2) and (3) of the first sentence of the foregoing proviso shall be deemed to be Material Contracts with respect to clauses (b) and (c) of this Section 3.10.

                  (b) Except as set forth in Section 3.10(b) of the Disclosure Schedule or as would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not have a Material Adverse Effect, (i) each Material Contract is a legal, valid and binding agreement, and, to the Company's knowledge, none of the Material Contracts is in default by its terms or has been canceled by the other party; (ii) to the Company's knowledge, no other party is in breach or violation of, or default under, any Material Contract; (iii) the Company and the Company Subsidiaries are not in receipt of any claim of default under any Material Contract; and (iv) except as set forth in Section 3.10(b)(iv) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of any transaction contemplated hereby or the transactions contemplated under the Stock Purchase Agreement shall constitute a default, give rise to cancellation rights, or otherwise materially and adversely affect any of the Company's rights under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

                  (c) Set forth in Section 3.10(c) of the Disclosure
Schedule is a description of any material changes to the amount and material terms of the indebtedness of the Company and the Company Subsidiaries as described in the notes to the financial statements incorporated in, or otherwise disclosed in, the Company's Form 10-K for the year ended December 31, 1999, as amended, and Form 10-Q for the period ended September 30, 2000.

                  SECTION 3.11. Absence of Litigation. Except as set forth in
Section 3.11 of the Disclosure Schedule or as specifically disclosed in the Company SEC Reports, there is no litigation, suit, claim, action, proceeding, arbitration, review or investigation pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary before any Governmental Entity that is reasonably likely to have a Material Adverse Effect or seeks to materially delay or prevent the consummation of the Merger or otherwise prevent or materially delay the Company from performing its obligations under this Agreement. Except as set forth in Section 3.11 of the Disclosure Schedule or as disclosed in the Company SEC Reports, there has been no change since September 30, 2000 in the status of any litigation, suit, claim, action, proceeding or investigation relating to the Company or any Company Subsidiary that would be reasonably likely to have a Material Adverse Effect. Except as disclosed in the Company SEC Reports or as set forth in Section 3.11 of the Disclosure Schedule, neither the Company nor any Company Subsidiary is subject to any outstanding Order (as defined below), writ, injunction or decree which, insofar as can be reasonably foreseen, would have a Material Adverse Effect.

                  SECTION 3.12. Environmental Matters. (a) Except as disclosed in Section 3.12(a) of the Disclosure Schedule or as disclosed in the Company SEC Reports or as would not reasonably be expected to have a Material Adverse
Effect:

                  (i) The Company is in compliance with all applicable Environmental Laws and all Environmental Permits. All past noncompliance with Environmental Laws or Environmental Permits identified by the Company has been resolved without any pending, ongoing or future obligation, cost or liability, and, to the Company's actual knowledge, there is no requirement proposed as of the date hereof that is reasonably expected to be adopted or implemented and give rise to liability under any Environmental Law or Environmental Permit;

                  (ii) Except as expressly authorized under any Environmental Law or Environmental Permit, there has been no Release of Hazardous Materials on any of the real property owned or leased by the Company or any Company Subsidiary (the "Real Property") or, during the Company's ownership or occupancy of such property, on any property formerly owned, leased, used or occupied by the Company;

                  (iii) The Company is not conducting, and has not undertaken or completed, any Remedial Action relating to any Release or threatened Release on the Real Property or at any other site, location or operation, either voluntarily or pursuant to the order of any Governmental Entity or the requirements of any Environmental Law or Environmental Permit;

                  (iv) To the Company's knowledge, there is no asbestos or asbestos-containing material on any of the Real Property;

                  (v) None of the Real Property is listed or proposed for listing, or, to the Company's knowledge, adjoins any other property that is listed or proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or any analogous federal, state or local list;

                  (vi) There are no Environmental Claims pending or, to the Company's knowledge, threatened against the Company or the Real Property, and, to the Company's knowledge, there are no circumstances that can reasonably be expected to form the basis of any such Environmental Claim, including, without limitation, with respect to any off-site disposal location presently or formerly used by the Company or any of its predecessors or with respect to any previously owned or operated facilities;

                  (vii) Under current Law, the Company can maintain present production levels, or any planned expansion of production levels upon which financial projections provided to Parent have been based, in compliance with applicable Environmental Laws without a material increase in capital or operating expenditures and without modifying any Environmental Permits or obtaining any additional Environmental Permits;

                  (viii) The Company has provided Parent or made available copies of (i) any environmental assessment or audit reports or other similar studies or analyses relating to the Real Property or the Company, and (ii) all insurance policies issued at in the past five years that may provide coverage to the Company for environmental matters; and

                  (ix) Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will require any Remedial Action or notice to or consent of Governmental Entities or third parties pursuant to any applicable Environmental Law or Environmental Permit.

                  (b) For purposes of this Agreement:

                  "Environmental Claims" means any and all actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements relating in any way to any Environmental Law, any Environmental Permit or any Hazardous Materials.

                  "Environmental Law" means any Law in effect and as amended as of the Effective Time, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment, health, safety or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

                  "Environmental Permit" means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

                  "Hazardous Material" means (i) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls and (ii) any other chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under any applicable Environmental Law.

                  "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing and the like into or upon any land or water or air or otherwise entering into the environment.

                  "Remedial Action" means all action to (i) clean up, remove, treat or handle in any other way Hazardous Materials in the environment; (ii) restore or reclaim the environment or natural resources; (iii) prevent the Release of Hazardous Materials so that they do not migrate or endanger or threaten to endanger public health or the environment; or (iv) perform remedial investigations, feasibility studies, corrective actions, closures and postremedial or postclosure studies, investigations, operations, maintenance and monitoring on, about or in any Real Property.

                  SECTION 3.13. Trademarks, Patents and Copyrights. Except to the extent the inaccuracy of any of the following (or the circumstances giving rise to such inaccuracy) would not reasonably be expected to have a Material Adverse Effect, the Company and each of the Company Subsidiaries own or possess adequate licenses or other legal rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade dress, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, mask works, know- how and other proprietary rights and information used or held for use in connection with the businesses of the Company and the Company Subsidiaries as currently conducted or as contemplated to be conducted, and, to the Company's knowledge, there is no assertion or claim challenging the validity of any of the foregoing. Neither the Company nor any of the Company Subsidiaries has infringed or is infringing in any way any patent, patent right, license, trademark, trademark right, trade dress, trade name, trade name right, service mark, mask work or copyright of any third party that would reasonably be expected to have a Material Adverse Effect. To the Company's knowledge, there are no infringements of any proprietary rights owned by or licensed by or to the Company or any Company Subsidiary that could reasonably be expected to have a Material Adverse Effect.

                  SECTION 3.14. Taxes. Except as set forth in Section 3.14 of the Disclosure Schedule, (a) the Company and the Company Subsidiaries have timely filed or will timely file all material federal, state, local and foreign Tax Returns required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of the Company and the Company Subsidiaries, and all such Tax Returns are complete and correct in all material respects; (b) all Taxes that are shown as due on such Tax Returns have been or will be timely paid; (c) no deficiency for any material amount of Tax has been asserted or assessed in writing by a taxing authority against the Company or any of the Company Subsidiaries for which there are not adequate reserves; (d) the Company and the Company Subsidiaries have provided adequate reserves in accordance with U.S. GAAP in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns; (e) as of the date hereof, the Company and the Company Subsidiaries have neither extended nor waived any applicable statute of limitations with respect to Taxes and have not otherwise agreed to any extension of time with respect to Tax assessment or deficiency; (f) none of the Company and the Company Subsidiaries is a party to any Tax sharing agreement or arrangement other than with each other; (g) as of the date hereof, there are no pending or threatened in writing material audits, examinations, investigations, litigation, or other proceedings in respect of Taxes of the Company or any Company Subsidiary; (h) no liens for Taxes exist with respect to any of the assets or properties of the Company or the Company Subsidiaries, except for statutory liens for Taxes not yet due or payable or that are being contested in good faith for which there are adequate reserves; (i) all Taxes which the Company or any Company Subsidiary are required to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of the Company; and (j) none of the Company or any Company Subsidiary has been a member of any group or corporation filing Tax Returns on a consolidated, combined, unitary or similar basis other than each such group of which it is currently a member. As used in this Agreement, "Taxes" shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees and customs duties, tariffs, and similar charges.

                  "Tax Returns" shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes filed with a taxing authority, including any schedule or attachment thereto, and including any amendment thereof.

                  SECTION 3.15. Property and Leases. (a) The Company and the Company Subsidiaries have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted or as contemplated to be conducted, with only such exceptions as would not have a Material Adverse Effect.

                  (b) No parcel of real property owned or leased by the Company or any Company Subsidiary is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed other than as could not reasonably be expected to have a Material Adverse Affect.

                  (c) There are no contractual or legal restrictions that preclude or restrict the ability to use any real property owned or leased by the Company or any Company Subsidiary for the purposes for which it is currently being used other than preclusions or restrictions which do not preclude or restrict or otherwise adversely affect the actual use which the Company or Company Subsidiary is making of the real property on the date of this Agreement but which may or would preclude or restrict any expansion or enhancement or change in such use. There are no material latent defects or material adverse physical conditions affecting the real property, and improvements thereon, owned or leased by the Company or any Company Subsidiary other than those that would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay the Company from performing its obligations under this Agreement and would not have a Material Adverse Effect.

                  SECTION 3.16. Rights Agreement. The copy of the Rights Agreement, dated as of February 1, 2000, between the Company and First Union National Bank, a national banking association, as rights agent, that is set forth as an exhibit to the Company's Form 8-A filed with the SEC on February 3, 2000, as amended by the First Amendment to Rights Agreement dated April 10, 2000 as set forth as an exhibit to the Company's amended Form 8-A filed with the SEC on April 19, 2000 and the Second Amendment to Rights Agreement dated December 17, 2000 (as true and correct copy of which has been furnished to the Parent), as set forth as an exhibit to the Company's amended Form 8-A to be filed with the SEC on December 18, 2000 (collectively, the "Rights Agreement") is a complete and correct copy thereof. The Company Board has taken all necessary action to amend the Rights Agreement, a copy of which amendment has been provided to Parent and its Representatives (as defined herein), so that (a) neither the execution of this Agreement, the Stock Purchase Agreement or the Escrow Agreement nor the consummation of the Merger or the transactions contemplated by the Stock Purchase Agreement or the Escrow Agreement will (i) cause the Rights (as such term is defined in the Rights Agreement) issued pursuant to the Rights Agreement to become exercisable, (ii) cause Parent or Merger Sub to become an Acquiring Person (as such term is defined in the Rights Agreement) or (iii) give rise to a Distribution Date (as such term is defined in the Rights Agreement) and (b) the Rights will expire pursuant to the terms of the Rights Agreement no later than immediately prior to the Effective Time.

                  SECTION 3.17. Insurance. The Company and the Company Subsidiaries have in effect insurance coverage with reputable insurers or are self-insured, which, in respect of amounts, premiums, types and risks insured, constitutes reasonable coverage for the risks customarily insured against by companies engaged in the industries in which the Company and the Company Subsidiaries are engaged and comparable in size and operations to the Company and the Company Subsidiaries. The Company's current annual premium for directors' and officers' liability insurance is approximately $400,000 per year, and, as of the date of this Agreement, the Company has no reason to believe that such insurance will not be renewable by it or the Surviving Corporation upon expiration in June 2001 on similar or more favorable terms.

                  SECTION 3.18. Board Recommendation. On the unanimous recommendation of the Company Independent Committee, the Company Board, including all of the members of the Company Independent Committee, at a meeting duly called and held, has by unanimous vote of the Company Board (i) determined that the transactions contemplated by this Agreement, the Stock Purchase Agreement and the Escrow Agreement constitute an "Approved Transaction" within the meaning of the Rights Agreement, (ii) approved and deemed it advisable that the Company and its stockholders consummate the Merger, upon the terms and subject to the conditions set forth in this Agreement, and (iii) resolved to recommend that the stockholders of the Company approve and adopt this Agreement and the transactions contemplated herein, including the Merger.

                  SECTION 3.19. Opinion of Financial Advisor. Credit Suisse First Boston Corporation ("CSFB") has delivered to the Company its verbal opinion on December 16, 2000, with the authorization to include such opinion in the Proxy Statement and the Schedule 13E-3 (each as defined below), subject to CSFB being provided with a reasonable opportunity prior to the filing thereof to review the proposed disclosure and to comment upon any CSFB related reference contained therein, to the effect that, as of the date of this Agreement, the aggregate Merger Consideration to be received by the stockholders of the Company is fair, from a financial point of view, to the Company's stockholders (other than Parent, Sellers and their respective affiliates). The Company expects that CSFB will deliver a written opinion to that effect to the Company, and the Company will promptly thereafter deliver a signed copy of such written opinion to Parent.

                  SECTION 3.20. Brokers. No broker, finder or investment banker (other than CSFB) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has heretofore made available to Parent a complete and correct copy of all agreements between the Company and CSFB pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

                  SECTION 3.21. Vote Required; State Takeover Statutes. (a) Subject to Section 7.01(a), the only vote of the holders of any class or series of capital stock of the Company necessary to approve the Merger, this Agreement or the transactions contemplated by this Agreement is the affirmative vote by the Company's stockholders representing two-thirds of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock voting together, with each outstanding share of Class A Common Stock representing one vote and each outstanding share of Class B Common Stock representing one-tenth of a vote.

                  (b) Section 3-602 of the MGCL does not apply to Parent, Merger Sub or any of their affiliates in connection with the Merger or the transactions contemplated by this

Agreement, the Stock Purchase Agreement or the Escrow Agreement. The Company Board has validly amended the bylaws of the Company to exempt any acquisition of Company Common Stock by Parent or Merger Sub from Section 3-702 of the MGCL and has taken all other action necessary to ensure that the provisions of Title 3, Subtitles 6 and 7 of the MGCL or any other applicable state takeover statutes are not and will not be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. No other state takeover statute is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, the Stock Purchase Agreement or the Escrow Agreement. No stockholder of the Company shall have any statutory appraisal rights under applicable Law as a result of the Merger, this Agreement or any of the transactions contemplated hereby or thereby.

                  SECTION 3.22. Waiver of Certain Obligations. The Company and, to the Company's knowledge, each of the individuals identified in Section 3.22 of the Disclosure Schedule has agreed to duly execute and deliver the respective agreement provided by Parent (collectively, the "Waivers"), true and complete copies of which have been furnished to Parent, and such Waivers will be, when executed and delivered, in full force and effect.

                                   ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

                  Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, that:

                  SECTION 4.01. Organization and Qualification. Each of Parent and Merger Sub has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby to be consummated by Parent and Merger Sub. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly authorized and validly executed and delivered by each of Parent and Merger Sub and constitutes (assuming due authorization, execution and delivery by the Company) a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

                  SECTION 4.02. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement and the transactions contemplated hereby by Parent and Merger Sub will not, (i) conflict with or violate any provision of the charter or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.02(b) have been obtained and all filings and obligations described in Section 4.02(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clause (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which would not reasonably be expected to prevent or materially delay the performance of this Agreement by either Parent or Merger Sub.

                  (b) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements of the Exchange Act, the pre-merger notification requirements of the HSR Act which requirements have been satisfied assuming the Closing occurs before May 26, 2001, and the filing and recordation of appropriate merger documents as required by the MGCL and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to prevent or materially delay consummation of the Merger.

                  SECTION 4.03. Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation pending or, to the best knowledge of Parent, threatened against Parent or Merger Sub or any of their respective properties or assets before any court, arbitrator or Governmental Entity which seeks to delay or prevent or would result in the material delay of or would prevent the consummation of any of the transactions contemplated hereby. Neither Parent nor Merger Sub or any property or asset of Parent or Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Entity or any order, writ, judgment, injunction, decree, determination or award of any governmental or regulatory authority or any arbitrator which would prevent Parent or Merger Sub from performing their respective material obligations under this Agreement or prevent or materially delay the consummation of any of the transactions contemplated hereby.

                  SECTION 4.04. Brokers. No broker, finder or investment banker other than Aegis Muse Associates LLC and its associates (collectively, "Aegis Muse") is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

                  SECTION 4.05. No Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Agreement and Plan of Merger, dated as of April 7, 2000, among Parent, Merger Sub and the Company and in any subsequent transaction to acquire the Company by Parent and Merger Sub, including the Merger contemplated by this Agreement. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and the Agreement and Plan of Merger, dated as of April 7, 2000, among Parent, Merger Sub and the Company, Merger Sub does not have any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) and has not engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

                  SECTION 4.06. Financing. At or prior to the Closing Date, Parent will cause Merger Sub to have, and Merger Sub will have, all of the financing required to consummate the transactions contemplated by this Agreement.

                  SECTION 4.07. Ownership of Company Common Stock. As of the date hereof, the information relating to Holdings' ownership of Company Common Stock contained in the Statement of Beneficial Ownership on Schedule 13-D filed jointly by Parent and others with the SEC on January 12, 1999, as amended, is true and correct in all material respects.

                                    ARTICLE V

                                    COVENANTS

                  SECTION 5.01. Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the Disclosure Schedule or as contemplated by any other provision of this Agreement, unless Parent shall consent in writing, which consent shall not be unreasonably withheld or delayed,
(1) the businesses of the Company and the Company Subsidiaries shall be conducted only in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (2) the Company shall use its reasonable best efforts to keep available the services of such of the current officers, significant employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with such of the customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations in order to preserve substantially intact its business organization. By way of amplification and not limitation, except as set forth in Section 5.01 of the Disclosure Schedule or as contemplated by any other provision of this Agreement, the Company shall not, and shall neither cause nor permit any Company Subsidiaries or any of the Company's affiliates (over which it exercises control), or any of its or their officers, directors, employees and agents (in each case, in their capacities as such) to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following, without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

                  (a) amend or otherwise change its charter or bylaws or equivalent organizational documents;

                  (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, (i) any shares of capital stock of the Company or any Company Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary (except for the issuance of any shares of capital stock issuable pursuant to the exercise of any Company Options outstanding on the date of this Agreement); or (ii) any property or assets of the Company or any Company Subsidiary, except in all cases in the ordinary course of business and in a manner consistent with past practice; provided that the aggregate amount of any such sale or disposition (other than a sale or disposition of petroleum products or other inventory in the ordinary course of business consistent with past practice, as to which there shall be no restriction on the aggregate amount), or pledge, grant, transfer, lease, license, guarantee or encumbrance of such property or assets of the Company or any Company Subsidiary shall not exceed (x) $500,000 or (y) in the case of any sale or disposition of retail gasoline sites, $1,000,000, provided that not more than four retail gasoline sites may be disposed of under this subsection (y) between the date of this Agreement and the Effective Time;

                  (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than dividends paid by any of the wholly owned Company Subsidiaries to the Company in the ordinary course of business consistent with past practice;

                  (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

                  (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization, person or any division thereof or any assets, other than (x) acquisitions of any assets in the ordinary course of business consistent with past practice that are not, in the aggregate, in excess of $300,000 or (y) purchases (whether for cash or pursuant to an exchange) of crude oil or intermediate products for refining or refined petroleum products or other inventory for resale in the ordinary course of business and consistent with past practice; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business and consistent with past practice under the Loan and Security Agreement, effective as of December 10, 1998 and last amended effective as of March 16, 2000, between Congress Financial Corporation and First Union National Bank, as lenders, Congress Financial Corporation, as administrative agent, the Company and certain of the Company Subsidiaries, as borrowers, or incurred to refinance outstanding indebtedness for borrowed money existing on the date of this Agreement (which refinancing shall not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and shall not include any covenants that shall be materially more burdensome to the Company in any material respect or increase costs to the Surviving Corporation after the Effective Time in any material respect), or other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $1,000,000; (iii) terminate, cancel or request any material change in, or agree to any material change in any Material Contract or enter into any contract or agreement material to the business, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole, in either case other than in the ordinary course of business, consistent with past practice;
         (iv) make or authorize any capital expenditure, other than as set forth in Section 5.01(e)(iv) of the Disclosure Schedule; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.01(e);

                  (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Company Subsidiary who are not officers of the Company, or grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option (including, without limitation, the granting of stock options, stock appreciation rights, stock option appreciation unit awards, performance awards or performance restricted stock awards), stock purchase, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except as contemplated by this Agreement or to the extent required by applicable Law or the terms of a collective bargaining agreement or a contractual obligation existing on the date hereof;

                  (g) take any action with respect to modifying accounting policies or procedures, other than actions in the ordinary course of business, consistent with past practice or the requirements of U.S. GAAP and as advised by the Company's regular certified independent public accountants;

                  (h) waive, release, assign, settle or compromise any material claims or litigation involving money damages in excess of $250,000, except for claims asserted by the Company or the applicable Company Subsidiary;

                  (i) make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability;

                  (j) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing;

                  (k) amend or modify, or propose to amend or modify, the Rights Agreement, as amended as of the date hereof, except as contemplated in this Agreement;

                  (l) take any action that will be likely to result in the representations and warranties set forth in Article III becoming false or inaccurate in any material respect (or, with respect to any representation and warranty already qualified by materiality, false or inaccurate in any respect);

                  (m) enter into or carry out any other transaction other than in the ordinary and usual course of business or other than as permitted pursuant to the other clauses in this Section 5.01;

                  (n) take any action or fail to take any action that could reasonably be expected to have or result in a Material Adverse Effect; or

                  (o) permit or cause any Company Subsidiary to do any of the foregoing or agree or commit to do any of the foregoing.

                  SECTION 5.02. Notices of Certain Events. Each of Parent and the Company shall give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger, (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened in writing against, relating to or involving or otherwise affecting Parent, the Company or their subsidiaries that relate to the consummation of the Merger or the transactions contemplated by this Agreement;
(iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under any Material Contract; and (v) any change that is reasonably likely to result in a Material Adverse Effect or is likely to delay or impede the ability of either Parent or the Company to consummate the transactions contemplated by this Agreement or to fulfill its obligations set forth herein.

                  SECTION 5.03. Contractual Consents. Prior to or at the Effective Time each of the parties hereto shall use its reasonable best efforts to prevent the occurrence, as a result of the Merger, of the triggering of a change of control or similar clause or any event which constitutes a default (or an event which with notice or lapse of time or both would become a default) under any material contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it or any of its subsidiaries is a party.

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

                  SECTION 6.01. Proxy Statement; Schedule 13E-3. (a) As promptly as practicable after the execution of this Agreement, (i) the Company shall prepare (in consultation with Parent) and file with the SEC a proxy statement (together with any amendments thereof or supplements thereto, the "Proxy Statement") relating to the meeting of the Company's stockholders (the "Company Stockholders' Meeting") to be held to consider approval of this Agreement and the Merger, and (ii) Parent, Merger Sub and the Company shall, if required by the Exchange Act, prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 or an amendment to such Schedule filed with the SEC by the same parties on May 16, 2000, as appropriate (together with all amendments and supplements thereto, the "Schedule 13E-3"), relating to the Merger and the other transactions contemplated by this Agreement. The Company shall furnish all information concerning the Company that Parent may reasonably request in connection with such actions and the preparation of the Proxy Statement and Schedule 13E-3, if any.

                  (b) Subject to the fiduciary duties of the Company Board, as described in the following proviso, the Proxy Statement shall include the unanimous recommendation of the Company Board to the stockholders of the Company to vote in favor of approving the Merger and this Agreement; provided, however, that the Company Board may, at any time prior to the date of the Company Stockholders' Meeting, withdraw, modify or change any such recommendation to the extent that the Company Board or the Company Independent Committee determines in good faith after consultation with independent legal counsel that the failure to so withdraw, modify or change their recommendation could cause the Company Board to breach its fiduciary duties to the Company's stockholders under applicable law.

                  (c) No amendment or supplement to the Proxy Statement or the Schedule 13E-3, if any, will be made or filed with the SEC by Company or Parent, as the case may be, without the approval of the other party (which will not be unreasonably withheld). The Company and Parent each will advise the other, promptly after they receive notice thereof of any request by the SEC for amendment of the Proxy Statement or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information.

                  (d) The information supplied by Parent for inclusion in the Proxy Statement and the Schedule 13E-3 shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto), is first mailed to the stockholders of the Company and (ii) the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the date of the Company Stockholders' Meeting, any event or circumstance relating to Parent, or its officers or directors, is discovered by Parent that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3, Parent shall promptly inform the Company. The Schedule 13E-3 will comply as to form and substance in all material aspects with the applicable requirements of the Exchange Act.

                  (e) The information supplied by the Company for inclusion in the Proxy Statement and the Schedule 13E-3 shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto), is first mailed to the stockholders of the Company and (ii) the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the date of the Company Stockholders' Meeting, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, is discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3, the Company shall promptly inform Parent. The Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act.

                  SECTION 6.02. Company Stockholders' Meeting. (a) The Company shall call and hold the Company Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of this Agreement and the Merger.

                  (b) The Company shall use all commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger, and shall use all commercially reasonable efforts to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the MGCL and pursuant to the terms of Section 7.01(a) hereof and the rules of the AMEX to obtain such approvals.

                  (c) Parent shall cause Holdings to vote all shares of the Company Common Stock held by it, or for which it holds proxies, in favor of the Merger and this Agreement.

                  SECTION 6.03. Access to Information; Confidentiality. (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any of the Company Subsidiaries is a party or pursuant to applicable Law from the date of this Agreement to the Effective Time, the Company shall (and shall cause the Company Subsidiaries to):
(i) provide to Parent (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, "Representatives") reasonable access at reasonable times, upon prior notice to the Company, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof (including, without limitation, access to the Company's accountants, any correspondence between the Company and such accountants and work papers prepared with respect to the Company by such accountants), (ii) provide to Parent and its Representatives access to the Real Property for Parent to conduct any environmental site assessment that Parent deems appropriate, including, without limitation, access to enter upon and investigate and collect air, surface water, groundwater and soil samples, and (iii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or its respective Representatives may reasonably request. No investigation conducted pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made in this Agreement.

                  (b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement dated January 26, 2000 (the "Confidentiality Agreement") between Parent and the Company with respect to the information disclosed pursuant to this Section 6.03.

                  SECTION 6.04. No Solicitation of Transactions. The Company agrees that, from and after the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, neither it nor any Company Subsidiary shall, and that it shall cause its and each Company Subsidiary's Representatives not to, except as contemplated by this Agreement, directly or indirectly, initiate, solicit or encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase or sale of all or any significant portion of the assets of the Company (including the sale of either of the Company's refineries or any of its terminals) and the Company Subsidiaries, taken as a whole, or 15% or more of the equity securities of the Company (any such proposal or offer being hereinafter referred to as a "Competing Transaction"). The Company further agrees that neither it nor any Company Subsidiary shall, and that it shall cause its and each Company Subsidiary's Representatives not to, directly or indirectly, have any discussion with or provide any confidential information or data relating to the Company or any Company Subsidiary to any person relating to a Competing Transaction or engage in any negotiations concerning a Competing Transaction, or otherwise facilitate any effort or attempt to make or implement a Competing Transaction or accept a Competing Transaction; provided, however, that nothing contained in this Section 6.04 shall prevent the Company or the Company Board from (i) engaging in any discussions or negotiations with, or providing any information to, any person in response to an unsolicited written Competing Transaction by any such person; or (ii) recommending such an unsolicited written Competing Transaction to the holders of Company Common Stock if, in any such case as is referred to in clause (i) or (ii), (A) the Company Board concludes in good faith (after consultation with independent financial advisors) that such Competing Transaction would, if consummated, result in a transaction more favorable to holders of Company Common Stock than the transaction contemplated by this Agreement (any such more favorable Competing Transaction being referred to in this Agreement as a "Superior Proposal"), (B) either the Company Board or the Company Independent Committee determines in good faith after consultation with independent legal counsel that such action is necessary for the Company Board to act in a manner consistent with its fiduciary duties under applicable Law, (C) prior to providing any information or data regarding the Company to any person or any of such person's Representatives in connection with a Superior Proposal by such person, the Company receives from such person an executed confidentiality agreement on terms at least as restrictive on such person as those contained in the Confidentiality Agreement and (D) prior to providing any information or data to any person or any of such person's Representatives or entering into discussions or negotiations with any person or any of such person's Representatives in connection with a Superior Proposal by such person, the Company notifies Parent promptly of the receipt of such Superior Proposal indicating, in connection with such notice, the name of such person and attaching a copy of the proposal or offer or providing a complete written summary thereof. The Company agrees that it shall keep Parent informed, on a current basis, of the status and terms of any discussions or negotiations related to such Superior Proposal. The Company agrees that it will take the necessary steps to promptly inform each Company Subsidiary and each Representative of the Company or any Company Subsidiary of the obligations undertaken in this Section 6.04. Immediately following the execution of this Agreement, the Company shall terminate and cause the Company Subsidiaries to terminate any existing activities, discussions or negotiations with any third parties that may be ongoing with respect to any Competing Transaction and promptly after the public announcement of the execution of this Agreement shall use all reasonable efforts to request that all confidential information previously furnished to any such third parties be returned promptly. Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking or disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-(2)(a) promulgated under the Exchange Act.

                  SECTION 6.05. Amendment of Plans. At the request of Parent, the Company shall use its best efforts to amend its Plans containing a "change of control" or similar provision, to the satisfaction of Parent, to clarify that a reduction in the Company's economic interest in total refining output below 80,000 barrels per day as a result of processing agreements, joint ventures or similar transactions, will not constitute a "change of control" under such Plans provided that the Company retains responsibility for staffing and operating the refineries.

                  SECTION 6.06. Directors' and Officers' Indemnification and Insurance. (a) The charter and bylaws of the Surviving Corporation shall contain the provisions regarding liability of directors and indemnification of directors and officers that are set forth, as of the date of this Agreement, in the charter and the bylaws, respectively, of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees, fiduciaries or agents of the Company.

                  (b) For a period of six years after the Effective Time, the Surviving Corporation shall use best efforts to cause to be maintained in effect policies of directors' and officers' liability insurance with coverage in amount and scope at least as favorable as the Company's existing policies with respect to claims arising from facts or events that occurred prior to the Effective Time.

                  (c) This Section 6.06 is intended to be for the benefit of, and shall be enforceable by, the indemnified parties, their heirs and personal representatives and shall be binding on the Surviving Corporation and its respective successors and assigns.

                  (d) From and after the Effective Time, the Surviving Corporation agrees that it shall indemnify and hold harmless each present and former director and officer of the Company, determined as of the Effective Time (the "Indemnified Parties"), from and against any costs, judgments, fines, losses, obligations, claims, damages, liabilities, or expenses (including interest, penalties, reasonable out-of-pocket expenses and reasonable attorneys' fees incurred in the investigation or defense of any of the same or in asserting any of their rights hereunder) (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, resulting from, or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted or required under Maryland laws and under the Company's charter documents (as in effect on the date hereof) to indemnify such Indemnified Parties (and the Surviving Corporation shall advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification); provided that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Maryland law and the Company's charter documents shall be made by independent counsel selected by the Surviving Corporation.

                  (e) Any Indemnified Party wishing to claim indemnification under paragraph (d) of this Section 6.06, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party, except to the extent that such failure materially prejudices the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof, with counsel selected by Parent and reasonably acceptable to the Indemnified Party, and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified

Parties may retain counsel satisfactory to them, and the Surviving
Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation shall be obligated pursuant to this paragraph (f) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without the prior written consent of Parent; and provided further that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. The Surviving Corporation shall not, in the defense of any claim or litigation, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), consent to entry of judgment or enter into any settlement that provides for injunctive or other nonmonetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation.

                  (f) If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets or outstanding voting securities to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall expressly assume all of the obligations set forth in this Section 6.06.

                  SECTION 6.07. Further Action; Consents; Filings. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger,
(ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger,
(iii) make all necessary filings, and thereafter make any other submissions either required or deemed appropriate by each of the parties, with respect to this Agreement and the Merger required under (A) the Exchange Act, (B) the HSR Act, which requirements have been satisfied assuming the Closing occurs before May 26, 2001, (C) the rules of the AMEX, or (D) any other applicable Law. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing, and none of the parties will file any such document if any of the other parties shall have reasonably objected to the filing of such document. No party to this Agreement shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent and agreement of the other parties to this Agreement, which consent shall not be unreasonably withheld or delayed. Without limiting the foregoing, each of the parties hereto shall, and shall cause each of its subsidiaries to, use its reasonable best efforts to obtain (and to cooperate and coordinate with the other parties to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity that is required to be obtained in connection with the Merger and to take all actions reasonably necessary to satisfy any applicable regulatory requirements relating thereto. Each of the parties shall promptly take, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transaction contemplated hereby in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation of the transaction contemplated hereby, any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the deadline specified in Section 8.01(b). Each of the parties agrees to consult in good faith and to use all commercially reasonable efforts to avoid or cure the occurrence of an Event of Default, as such term is defined in the Indenture dated as of January 24, 1995, as amended and as in effect as of the date of this Agreement, between the Company and The First National Bank of Boston as trustee (the "Indenture").

                  SECTION 6.08. The Company Rights Plan. Prior to the Effective Time, the Company shall take all further action necessary to (i) amend the Rights Agreement so as to accelerate the Final Expiration Date (as such term is used in the Rights Agreement) to a date that is immediately prior to the Effective Time, and (ii) ensure that after such acceleration of the Final Expiration Date (A) neither the Company, Parent nor Merger Sub shall have any obligations under the Rights or Rights Agreement and (B) none of the holders of the Rights shall have any rights under the Rights or Rights Agreement.

                  SECTION 6.09. Public Announcements. After the issuance of the initial press release, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or any transaction contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the requirements of the AMEX, in which case the issuing party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.

                                   ARTICLE VII

                            CONDITIONS TO THE MERGER

                  SECTION 7.01. Conditions to the Obligations of Each Party to Consummate the Merger. The obligations of Parent, the Company and Merger Sub to effect the Merger shall be subject to the satisfaction or, if permitted by applicable Law, waiver prior to the Closing Date of the following conditions:

                  (a) this Agreement and the transactions contemplated hereby shall have been approved and adopted by (i) the requisite affirmative vote of the stockholders of the Company in accordance with the MGCL; and (ii) a majority of the votes cast by or on behalf of the holders of all Company Common Stock not beneficially owned by Parent or its affiliates which is represented in person or by proxy at, and votes at, the Company Stockholders' Meeting, for which purpose: (A) the Class A Common Stock and the Class B Common Stock shall, as provided for in
         Section 5.3 of the Company's charter,
         vote together as a single class with each share of Class A Common Stock entitling the holder of record thereof to one (1) vote, and each share of Class B Common Stock entitling the holder of record thereof to one-tenth (1/10) vote, and (B) shares of Company Common Stock which Parent or its affiliates have the right to acquire or have acquired prior to the Company Stockholders' Meeting pursuant to the Stock Purchase Agreement shall be deemed to not be beneficially owned by Parent or its affiliates and shall, if present and voting at the Company Stockholders' Meeting, be counted toward the votes cast by or on behalf of the holders of Company Common Stock not beneficially owned by Parent or its affiliates, notwithstanding the acquisition by Parent or its affiliates of, or the right of Parent or its affiliates to acquire, such Company Common Stock;

                  (b) no preliminary or permanent injunction, decree or other order (an "Order"), issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect, and no Law shall have been enacted or adopted that enjoins, prohibits or makes illegal consummation of any of the transactions contemplated hereby; and

                  (c) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act (which shall not be applicable assuming the Closing occurs before May 26, 2001) shall have expired or been terminated.

                  SECTION 7.02. Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction or, if permitted by applicable Law, waiver, prior to the Closing Date, of the following further conditions:

                  (a) each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time, except that those representations and warranties that address matters only as of a particular date shall remain true and correct in all material respects as of such date, and the Company shall have received a certificate of the Chief Financial Officer of Parent to that effect; and

                  (b) Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

                  SECTION 7.03. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction or, if permitted by applicable Law, waiver prior to the Closing Date of the following further conditions:

                  (a) each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the Effective Time, as though made at and as of the Effective Time, except that those representations and warranties that address matters only as of a particular date shall remain true and correct in all material respects as of such date (provided that any representation or warranty that is qualified by materiality (including, without limitation, qualification by reference to a Material Adverse Effect) shall be true in all respects as of the Effective Time or as of such particular date, as the case may be), and Parent shall have received a certificate of the Chief Financial Officer of the Company to that effect, it being understood that any representation and warranty of the Company which would otherwise not be true and correct in all material respects or in all respects, as the case may be, but was made by the Company (i) with the approval of Mr. Henry A. Rosenberg, Jr. despite his actual knowledge that such representation and warranty was false and (ii) without knowledge at the date of this Agreement by any of the other officers or directors of the Company that such representation and warranty was false shall not be deemed to not be true and correct in all material respects or to not be true and correct in all respects, as the case may be, for purposes of this Section 7.03(a);

                  (b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent shall have received a certificate of the Chief Financial Officer of the Company to that effect;

                  (c) all consents, approvals, waivers and authorizations required to be obtained to effect the Merger shall have been obtained from all Governmental Entities, except if the failure to obtain any such consents, approvals and authorizations would not result in a Material Adverse Effect; and

                  (d) no Event of Default (as such term is defined in the Indenture) shall have occurred under the Indenture and the consummation of the Merger will not result in the occurrence of an Event of Default under the Indenture.

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

                  SECTION 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement, as follows:

                  (a) by mutual written consent duly authorized by each of the Company Board, the Company Independent Committee and the Board of Directors of Parent;

                  (b) by either Parent or the Company, if the Effective Time shall not have occurred on or before March 30, 2001; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to the party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

                  (c) by either Parent or the Company, if any Order or other legal restraint or prohibition preventing the consummation of the Merger shall have been entered by any

         Governmental Entity or any Law shall have been enacted or adopted that enjoins, prohibits or makes illegal consummation of the Merger;

                  (d) by Parent, if (i) the Company Board withdraws, modifies or changes its recommendation of this Agreement in a manner adverse to Parent, or shall have resolved to do so, (ii) after receiving a bona fide proposal or offer relating to a Competing Transaction, the Company Board shall have refused to affirm its recommendation of this Agreement as promptly as practicable (but in any case within ten business days) after receipt of any written request from Parent, (iii) the Company Board shall have recommended to the stockholders of the Company a Competing Transaction, or shall have resolved to do so, or (iv) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including not taking a position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

                  (e) by Parent or the Company, if this Agreement shall fail to receive the requisite vote for adoption at the Company Stockholders' Meeting or any adjournment or postponement thereof;

                  (f) by Parent, upon a breach of, or failure to perform in any material respect (which breach or failure cannot be or has not been cured within 30 days after the giving of notice of such breach or failure), any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions set forth in clause (a) or (b) of Section 7.03 would not be satisfied; or

                  (g) by the Company, upon a breach of, or failure to perform in any material respect (which breach or failure cannot be or has not been cured within 30 days after the giving of notice of such breach or failure), any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, such that the conditions set forth in Section 7.02 would not be satisfied.

                  SECTION 8.02. Notice of Termination; Effect of Termination. In the event of termination of this Agreement by either Parent or the Company pursuant to Section 8.01 hereof, the terminating party shall give prompt written notice thereof to the nonterminating party. Except as provided in Section 9.01, in the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent, the Company or Merger Sub or any of their respective officers or directors, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties set forth in Section 8.05(b), (c) and (d); provided, however, that nothing herein shall relieve any party from liability for the breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement.

                  SECTION 8.03. Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective Boards of Directors (with respect to the Company, including approval of the Company Independent Committee) at any time prior to the Effective Time; provided, however, that after the approval of this Agreement by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each share of Company Common Stock shall be converted upon consummation of the Merger.

                  SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein. Any waiver of a condition set forth in Section 7.01 will be effective only if made in writing by each of the Company and Parent and, unless otherwise specified in such writing, shall thereafter operate as a waiver of such condition for any and all purposes of this Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                  SECTION 8.05. Expenses. (a) Except as otherwise set forth in this Section 8.05, all Expenses (as defined below) incurred in connection with this Agreement and the Merger shall be paid by the party incurring such expenses, whether or not the Merger is consummated. "Expenses," as used in this Agreement, shall consist of all out- of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, (including, without limitation, any fees or expenses payable to Aegis Muse pursuant to the terms of the engagement letter from Aegis Muse to Parent dated January 26, 2000) experts and consultants to a party hereto and its affiliates) reasonably incurred by a party or on its behalf in connection with, or related to the authorization, preparation, negotiation, execution and performance of, this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of stockholder approvals and all other matters related to the consummation of the Merger.

                  (b) The parties agree that if the Company or Parent shall terminate this Agreement pursuant to Section 8.01(e) due to the failure of the Company's stockholders to approve and adopt this Agreement and (i) at the time of such failure to so approve and adopt this Agreement there shall exist a Competing Transaction (which Competing Transaction shall have become the subject of a public announcement or any person shall have publicly announced an intention to make a proposal or offer relating thereto) with respect to the Company and (ii) within 12 months of the termination of this Agreement, the Company enters into an agreement with any third party with respect to a Competing Transaction, which transaction is subsequently consummated, then the Company shall reimburse all reasonable and documented Expenses of Parent and Merger Sub simultaneously with the consummation of such transaction.

                  (c) The parties agree that the payment of Expenses provided for in Section 8.05(b) shall be the sole and exclusive remedy of the parties upon a termination of this Agreement pursuant to Section 8.01(e), and such remedy shall be limited to the payments stipulated in Section 8.05(b); provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement.

                  (d) Any payment of Expenses required to be made pursuant to Section 8.05(b) shall be made by wire transfer of immediately available funds to an account designated in writing by the party entitled to receive payment.

                  (e) In the event that the Company shall fail to pay any Expenses of Parent in accordance with Section 8.05(b) when due, the amount of any such Expenses shall be increased to include the costs and expenses actually incurred or accrued by Parent, acting together (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.05.

                                   ARTICLE IX

                               GENERAL PROVISIONS

                  SECTION 9.01. Non- Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the agreements set forth in Articles I and II, Section
6.06 and this Article IX shall survive the Effective Time and those set forth in Sections 6.03(b) and 8.05 and this Article IX shall survive termination. Each party agrees that, except for the representations and warranties contained in this Agreement and the Disclosure Schedule, no party hereto has made any other representations and warranties, and each party hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives with respect to the execution and delivery of this Agreement or the transactions contemplated herein, notwithstanding the delivery or disclosure to any other party or any party's representatives of any documentation or other information with respect to any one or more of the foregoing.

                  SECTION 9.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy and facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

                  if to Parent:

                           Rosemore, Inc.
                           One North Charles Street, Suite 2300
                           Baltimore, Maryland  21201
                           Attention:         Edward L. Rosenberg
                                        President and Chief Executive Officer
                           Telephone:  (410) 347-7090
                           Facsimile:  (410) 347-7081

                  with a copy (which shall not constitute notice to Parent) to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, New York  10022-6069
                           Attention:  John A. Marzulli, Jr., Esquire

                           Telephone:  (212) 848-8590
                           Facsimile:  (212) 848-7179

                  if to the Company:

                           Crown Central Petroleum Corporation
                           One North Charles Street
                           Baltimore, Maryland  21201-3740
                           Attention:  Thomas L. Owsley, Esquire
                           Telephone:  (410) 659-4833
                           Facsimile:  (410) 659-4763

                           If mailed to the Company:

                           P.O. Box 1168
                           Baltimore, Maryland  20208

                  with copies (which shall not constitute notice to the Company) to:

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, NW
                           Washington, D.C.  20005-2111
                           Attention:  Stephen W. Hamilton, Esquire
                           Telephone:  (202) 371-7000
                           Facsimile:  (202) 393-5670

                  and

                           McGuireWoods LLP
                           1750 Tysons Boulevard, Suite 1800
                           Tysons Corner, Virginia  22102-3915
                           Attention:   Clive R. G. O'Grady, Esquire
                           Telephone:  (703) 712-5017
                           Facsimile:  (703) 712-5248

                  SECTION 9.03. Certain Definitions. For purposes of this Agreement, the term:

                  (a) "affiliate" of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified person;

                  (b) "beneficial owner" with respect to any shares of capital stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock;

                  (c) "business day" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the State of Maryland;

                  (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

                  (e) "knowledge" means, with respect to any matter in question, that the executive officers of Parent or the Company, as the case may be, (i) have knowledge of such matter, or (ii) after reasonable due investigation, should have known of such matter;

                  (f) "person" means an individual, corporation, company, limited liability company, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

                  (g) "subsidiary" or "subsidiaries" of any person means any corporation, limited liability company, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.


                  SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, as long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

                  SECTION 9.05. Assignment; Merger Sub; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Notwithstanding anything to the contrary contained in this Agreement, Parent may transfer the shares of Merger Sub to one of its subsidiaries prior to the consummation of the Merger. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 6.06 (the "Third Party Provision"), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provision may be enforced by the beneficiaries thereof.

                  SECTION 9.06. Incorporation of Exhibits. The Disclosure Schedule and any exhibits attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein.

                  SECTION 9.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                  SECTION 9.08. Governing Law. Except to the extent that the Merger is mandatorily governed by, or pursuant to the terms of this Agreement is subject to, the MGCL, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State, without regard to any conflicts of laws principles otherwise applicable. No provision of this Agreement shall be construed to require any of the parties hereto or any of their respective subsidiaries, affiliates, directors, officers, employees or agents to take any action that would violate any applicable Law.

                  SECTION 9.09. Submission to Jurisdiction; Venue. The parties hereto unconditionally and irrevocably agree and consent to the exclusive jurisdiction of, and service of process and venue in, the United States District Court for the District of Maryland and the courts of the State of Maryland and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby; the parties further agree not to commence any such action, suit or proceeding except in any such court. Each party irrevocably waives any objections or immunities to jurisdiction to which it might otherwise be entitled or become entitled in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court.

                  SECTION 9.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 9.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which, when executed and delivered, shall be deemed to be an original but all of which, taken together, shall constitute one and the same agreement.

                  SECTION 9.12. Entire Agreement. This Agreement (including the exhibits attached hereto and the Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless it is made in writing and signed by all parties hereto.

                  SECTION 9.13. Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

                  IN WITNESS WHEREOF, Parent, the Company and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                             ROSEMORE, INC.


                             By    /s/ Edward L. Rosenberg
                                   -------------------------
                                   Name: Edward L. Rosenberg
                                   Title: President and Chief Executive Officer


                            CROWN CENTRAL PETROLEUM CORPORATION


                            By     /s/ John E. Wheeler, Jr.
                                   -------------------------
                                   Name: John E. Wheeler, Jr.
                                   Title: Executive Vice President and Chief
                                                Financial Officer


                           ROSEMORE ACQUISITION CORPORATION


                           By      /s/ Edward L. Rosenberg
                                   -----------------------
                                   Name: Edward L. Rosenberg
                                   Title: President

                                                                      Exhibit 24

                                                                  EXECUTION COPY



                  STOCK PURCHASE AGREEMENT, dated as of December 17, 2000, among P.A. Novelly, II and John K. Pruellage, as Trustees for The Novelly Exempt Trust U/I dated August 12, 1992 (the "Novelly Trust"), Douglas D. Hommert and William Lauber, as Trustees for The Capital Trust U/I dated February 4, 1994 (the "Capital Trust"), Paul A. Novelly, as Trustee of the Paul A. Novelly Living Trust U/I dated July 28, 1982, as amended (the "Living Trust"), Golnoy Barge Company, Inc. (each of the foregoing, a "Seller", and collectively, the "Sellers"), and Rosemore, Inc., a Maryland corporation (the "Purchaser").

                              W I T N E S S E T H:

                  WHEREAS, the Sellers collectively own 708,375 shares of Class A common stock, $5.00 par value per share (the "Class A Common Shares") of Crown Central Petroleum Corporation, a Maryland corporation (the "Company"), and 182,800 shares of Class B common stock of the Company, par value $5.00 per share (the "Class B Common Shares" and, with the Class A Common Shares, the "Shares");

                  WHEREAS, on the date hereof, the Purchaser, the Company and Rosemore Acquisition Corporation, a Maryland corporation and an indirect wholly owned subsidiary of the Purchaser ("Merger Sub"), have entered into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub shall be merged with and into the Company (the "Merger") following the closing under the Merger Agreement (the "Merger Closing");

                  WHEREAS, each of the Sellers approves the Merger and the Merger Agreement, pursuant to which the Shares shall be exchanged for the Merger Consideration (as defined in the Merger Agreement) and wish to have their respective Shares voted in favor of the Merger;

                  WHEREAS, if the Merger is not consummated as provided in the Merger Agreement, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Shares, upon the terms set forth herein; and

                  WHEREAS, in furtherance of the transactions contemplated by this Agreement, within three business days of the date hereof, the Sellers and Union Planters Bank as escrow agent (the "Escrow Agent"), shall enter into an escrow agreement (the "Escrow Agreement") in the form attached hereto as Exhibit A, with such changes as the Escrow Agent may reasonably request, pursuant to which the Shares and the aggregate Per Share Purchase Price (as defined herein) shall be deposited with the Escrow Agent in accordance with the terms of the Escrow Agreement; and

                  WHEREAS, capitalized terms that are not defined in this Agreement have the meanings specified in the Merger Agreement;

                  NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser and the Sellers hereby agree as follows:

                                   ARTICLE I

                            MERGER; PURCHASE AND SALE

         SECTION 1.01. Irrevocable Proxy. (a) (i) Each Seller, severally and not jointly, hereby agrees that, from and after the date hereof and until this Agreement shall have been terminated in accordance with Section 5.07 hereof, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, such Seller will vote (or cause to be voted) such Seller's Shares as follows (the "Included Matters"):

                  (w) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and this Agreement and otherwise in such manner as may be necessary to consummate the Merger;

                  (x) except as otherwise agreed to in writing in advance by the Purchaser, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company contained in the Merger Agreement (whether or not theretofore terminated) or of any Seller contained in this Agreement; and

                  (y) against any action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that could result in any of the conditions to the Company's obligations under the Merger Agreement (whether or not theretofore terminated) not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the Merger Agreement (whether or not theretofore terminated), the Merger or this Agreement, including, but not limited to, any Competing Transaction.

         (ii) Each Seller hereby irrevocably appoints the designees of the Purchaser and each of them, as the attorneys and proxies of such Seller, each with full power of substitution, with respect to all Shares held by such Seller, and all Shares and other securities issued in distributions in respect of such Shares, which such Seller is entitled to vote at any meeting of stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, to vote in a manner consistent with the Included Matters (by written consent or otherwise) and for no other purpose whatsoever. Except as set forth above and as provided in Section 1.01(b) below, each Seller specifically reserves the right to vote its Shares as it determines in its sole discretion on matters that are not inconsistent with the Included Matters. This limited proxy and power of attorney is coupled with an interest in the Shares held by such Seller, is irrevocable and is granted in consideration of, and is effective upon, the signature of this Agreement by the Purchaser and terminates on the termination of this Agreement as provided in Section 5.07 (it being understood that if the Stock Purchase Closing (as defined below) occurs, this proxy and power of attorney shall remain in full force and effect with respect to any matter for which the record date was any date prior to or including the date of the Stock Purchase Closing). Unless this Agreement is terminated by the Purchaser pursuant to Section 5.07, this Agreement revokes all other proxies and powers of attorney granted by such Seller at any time (before or after the date hereof) with respect to the Shares held by such Seller (and all Shares and other securities issued in distributions in respect of such Shares). Unless this Agreement is terminated by the Purchaser pursuant to Section 5.07, no subsequent proxies, powers of attorney, consents or revocations may be given by any Seller with respect to any Included Matter, and if given will not be deemed effective. Furthermore, unless this Agreement is terminated by the Purchaser pursuant to
Section 5.07, no Seller shall enter into any agreement or understanding with any person or entity to vote such Seller's shares with respect to any Included Matter or give instructions or make any transfers of Shares in any manner inconsistent with this Section 1.01(a). Each Seller acknowledges receipt and review of a copy of the Merger Agreement.

         (b) Unless this Agreement is terminated by the Purchaser pursuant to
Section 5.07, each Seller, on behalf of itself and all of its affiliates, agrees that it will not make any nomination, proposal or proposed Competing Transaction for consideration at any meeting (special or annual) of the stockholders of the Company.

         SECTION 1.02. Purchase and Sale of the Shares. If the Merger Agreement is terminated for any reason, then on and subject to the terms and conditions contained herein, and provided that this Agreement has not been terminated by the Purchaser pursuant to Section 5.07 hereof, each Seller hereby agrees to sell, transfer, assign, convey and deliver to the Purchaser, and the Purchaser hereby agrees to purchase, acquire and accept from such Seller, all of such Seller's right, title and interest in and to the Shares held by it, free and clear of any liens, pledges, security interests, claims or encumbrances of any kind. The number and class of Shares held by each Seller is set forth on
Schedule I hereto. The obligations of the Sellers hereunder shall be several and not joint; provided, however, that the Purchaser shall have no obligation to accept and pay for any Shares unless all Shares owned by the Sellers are delivered and presented for payment at the Stock Purchase Closing (as defined below).

         SECTION 1.03. Purchase Price. The purchase price for each Share purchased by the Purchaser pursuant to Section 1.02 shall be $10.50, payable in cash (the "Per Share Purchase Price").

         SECTION 1.04. Closing. On and subject to the terms and conditions set forth herein and in the Escrow Agreement, the sale and transfer pursuant to
Section 1.02 of the Shares by the Sellers to the Purchaser (the "Stock Purchase Closing"; either the Merger Closing or the Stock Purchase Closing is referred to as a "Closing") shall take place at the offices of the Purchaser, One North Charles Street, Suite 2300, Baltimore, Maryland. The Stock Purchase Closing shall occur on the earlier of March 31, 2001 or the fifth Business Day following the date that the Merger Agreement is terminated for any reason. The Purchaser agrees to use its commercially reasonable efforts to consummate the Merger as soon as practicable.

         SECTION 1.05. Closing Deliveries by the Seller. At the Stock Purchase Closing, each Seller shall deliver (or cause to be delivered pursuant to the Escrow Agreement) to the Purchaser the respective number of Shares set forth opposite such Seller's name on Schedule I hereto, either by the transfer of such Shares to a book-entry account designated by the Purchaser at least one Business Day in advance or by the delivery of stock certificates evidencing such Shares, duly endorsed in blank, or accompanied by stock powers duly executed in blank, in a form satisfactory to the Purchaser.

         SECTION 1.06. Closing Deliveries by the Purchaser. At the Stock Purchase Closing, the Purchaser shall deliver (or cause to be delivered pursuant to the Escrow Agreement) to each Seller cash equal to the product of the Per Share Purchase Price and the number of Shares delivered by such Seller, as set forth opposite such Seller's name on Schedule I hereto, by wire transfer in immediately available funds to an account or accounts specified by the Sellers to the Purchasers or the Escrow Agent at least one Business Day prior to the Stock Purchase Closing.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                                 OF THE SELLERS

         As an inducement to the Purchaser to enter into this Agreement, each Seller hereby, severally and not jointly, represents and warrants to the Purchaser as follows:

         SECTION 2.01. Organization, Authority and Qualification of the Sellers. Such Seller is either (a) the trustee of the Novelly Trust, the Capital Trust or the Living Trust, duly authorized and empowered by the corresponding trust agreement and the laws of the jurisdiction governing the corresponding trust agreement, or (b) an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and in each case, has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder, and the consummation by such Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

         SECTION 2.02. Ownership of the Shares. Such Seller is the legal and beneficial owner (except for the trustees of the Capital Trust, the Novelly Trust and the Living Trust, who are legal owners only) of the number of Shares set forth opposite such Seller's name on Schedule I hereto, free and clear of all security interests, pledges, mortgages, liens, charges, encumbrances, adverse claims or restrictions of any kind, including, without limitation, any restrictions on the voting or transfer thereof other than as set forth in this Agreement (collectively, "Encumbrances"). Upon the sale of the Shares held by such Seller to the Purchaser pursuant to this Agreement, such Shares will be free and clear of all Encumbrances. There are no outstanding rights or agreements granted or entered into by or binding upon such Seller with respect to the Shares held by such Seller. Delivery of the Shares held by such Seller at the Stock Purchase Closing will provide the Purchaser with good and marketable title to the Shares held by such Seller, free of any Encumbrances of any kind whatsoever.

         SECTION 2.03. No Conflict. The execution, delivery and performance of this Agreement by such Seller do not and will not, (a) violate, conflict with or result in the breach of any provision of the charter, by-laws or any other organizational documents of such Seller, or, in the case of Sellers who are trustees of the Capital Trust, the Novelly Trust or the Living Trust, the corresponding trust agreements, (b) conflict with or violate any law, rule or regulation or Governmental Order (as defined below) applicable to such Seller or any of its Shares, assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares held by such Seller or on any of the assets or properties of, such Seller pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Seller is a party or by which any of the Shares owned by such Seller or any of such assets or properties is bound or affected which in any such case would prevent or delay such Seller from consummating the transactions contemplated by this Agreement. ("Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority; "Governmental Authority" means any United States federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.)

         SECTION 2.04. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by such Seller do not and will not require such Seller to obtain any consent, approval, authorization or other order of, or to make any filing with, or notification to, any Governmental Authority except for (a) those that have been obtained or made, and (b) the pre-merger notification requirements (i) of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), which requirements have been satisfied assuming the Closing occurs before May 26, 2001, or (ii) as may be applicable to the antitrust laws of any state.

         SECTION 2.05. Litigation. There are no actions or proceedings by or against such Seller that would affect the valid transfer to the Purchaser of good and marketable title to the Shares held by such Seller, free and clear of all Encumbrances pending by or before any Governmental Authority, nor to the knowledge of such Seller are any such actions or proceedings threatened.

         SECTION 2.06. Brokers. Except for Bear, Stearns & Co., Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller. The fees and expenses of Bear, Stearns & Co., Inc. shall be the sole responsibility of the Sellers; provided, however, that such fees and expenses shall be reimbursed by the Purchaser only to the extent provided for under Section 4.02.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                                OF THE PURCHASER

         As an inducement to the Sellers to enter into this Agreement, the Purchaser hereby represents and warrants to the Sellers as follows:

         SECTION 3.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by each of the Sellers) this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

         SECTION 3.02. No Conflict. The execution, delivery and performance of this Agreement by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the charter or by-laws of the Purchaser, (b) conflict with or violate any law, rule or regulation or Governmental Order applicable to the Purchaser or any of its assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or require any consent under, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties is bound or affected which in any such case would prevent or delay the Purchaser from consummating the transactions contemplated by this Agreement.

         SECTION 3.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by the Purchaser do not and will not require the Purchaser to obtain any consent, approval, authorization or other order of, or to make any filing with, or notification to, any Governmental Authority except for (a) those that have been obtained or made, and (b) the pre-merger notification requirements (i) of the HSR Act, which requirements have been satisfied assuming the Closing occurs before May 26, 2001, or (ii) as may be applicable to the antitrust laws of any state.

         SECTION 3.04. Litigation. There are no actions or proceedings by or against the Purchaser that would affect the valid purchase of the Shares from the Sellers, or otherwise prevent the Purchaser from consummating the transactions contemplated to be consummated by the Purchaser hereunder, pending by or before any Governmental Authority, nor to the knowledge of the Purchaser are any such actions or proceedings threatened.

         SECTION 3.05. Brokers. Except for Aegis Muse Associates LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser. The Purchaser shall be solely responsible for payment of the fees and expenses of Aegis Muse Associates LLC.

                                   ARTICLE IV

                              ADDITIONAL AGREEMENTS

         SECTION 4.01. Further Action. If at any time after the Closing any further action is reasonably necessary to carry out the purposes hereof, each of the Sellers and the Purchaser shall use all reasonable efforts to take, or cause to be taken, such further action.

         SECTION 4.02. Reimbursement of Expenses. Upon the execution of this Agreement, the Purchaser shall reimburse the Sellers, by wire transfer of immediately available funds to an account or accounts specified by the Sellers to the Purchaser, for expenses incurred after November 8, 1999 by the Sellers or parties related to the Sellers in connection with their efforts to acquire control of the Company, in an amount equal to $1,750,000.00, which expenses have been reviewed and approved by the Purchaser as evidenced by its signature hereto.

         SECTION 4.03. Amendment to the Merger Agreement. Without the prior written consent of the Sellers, Purchaser agrees that it will not decrease the amount or change the character of the Merger Consideration or otherwise amend the Merger Agreement, or any provision thereof, in a manner that materially adversely affects the Sellers.

         SECTION 4.04. Standstill Agreement(a) Except as provided in Section 4.04(b), the Sellers, their affiliates (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), successors and permitted assigns shall not, without the prior written consent of the Purchaser, for a period of five (5) years, beginning on the Stock Purchase
Closing:

                  (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities or any assets of the Company;

                  (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the rules promulgated by the Securities and Exchange Commission under the Exchange Act) or otherwise seek to influence or control the management or policies of the Company; or

                  (iii) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act or act in concert with other shareholders in connection with the activities described in clauses (i) and (ii) above.

         (b) The covenants and agreements contained in Section 4.04(a) do not apply to (i) the 10 7/8% Senior Notes of the Company (the "Senior Notes"), (ii) any securities that the Company exchanges or proposes to exchange for or in redemption of the Senior Notes, (iii) any securities exchanged or proposed to be exchanged for the Senior Notes in connection with any bankruptcy, reorganization or insolvency proceeding involving the Company, (iv) any action taken by the holders of Senior Notes to enforce their rights under the indenture pursuant to which the Senior Notes were issued, or (v) any other action taken by Sellers or their affiliates in connection with any bankruptcy, reorganization or insolvency proceeding involving the Company.

                                   ARTICLE V

                               GENERAL PROVISIONS

         SECTION 5.01. Expenses. Except as provided in Section 4.02, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby, shall be paid by the party incurring such costs and expenses. In the event any party brings suit to construe or enforce the terms hereof, or raises this Agreement as a defense in a suit brought by another party, the prevailing party is entitled to recover its attorneys' fees and expenses.

         SECTION 5.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.02):

         (a)    if to the Sellers:

                c/o P.A. Novelly
                8182 Maryland Avenue, Fourth Floor
                Clayton, Missouri  63105
                Telecopy:    (314) 889-0211

                with copies to:

                James F. Sanders, Esq.
                8182 Maryland Avenue, Third Floor
                Clayton, Missouri  63105
                Telecopy:    (314) 889-0219

                and to:

                Lewis Rice & Fingersh, L.C.
                500 North Broadway
                St. Louis, Missouri  63102
                Telecopy:    (314) 612-7721
                Attention:   Douglas D. Hommert, Esq.

          (b)   if to the Purchaser:

                Rosemore, Inc.
                One North Charles Street, Suite 2300

                Baltimore, Maryland  21201
                Telecopy:    (410) 347-7081
                Attention:   Edward L. Rosenberg
                President and Chief Executive Officer

                with copies to:

                Shearman & Sterling
                599 Lexington Avenue
                New York, New York  10022
                Telecopy:    (212) 848-7179
                Attention:   John Marzulli, Jr., Esq.

         SECTION 5.03. Public Announcements. Unless otherwise required by any applicable law, rule or regulation or stock exchange requirements, no party to this Agreement shall make, or cause to be made, any regulatory filing, press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media, without prior consultation with the other party, and the parties shall cooperate as to the timing and contents of any such regulatory filing, press release or public announcement.

         SECTION 5.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law, rule or regulation or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

         SECTION 5.05. Entire Agreement. This Agreement, together with the Escrow Agreement, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between any of the Sellers and the Purchaser or their respective affiliates or agents with respect to the subject matter hereof.

         SECTION 5.06. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Sellers and the Purchaser (which consent may be granted or withheld in their sole discretion); provided, however, that the Purchaser may assign this Agreement to an affiliate of the Purchaser without the consent of the Sellers; provided further, however, that any such assignment shall not relieve the Purchaser of its obligations hereunder in the event of nonperformance of any such obligations.

         SECTION 5.07. Amendment; Termination. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser. Waiver of any term or condition of this Agreement shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. This Agreement may be terminated by the Purchaser if (i) there occurs after the date of this Agreement a Material Adverse Effect and (ii) by reason of such Material Adverse Effect the Purchaser also terminates the Merger Agreement pursuant to Section 8.01(f) thereof. For purposes of this Agreement, "Material Adverse Effect" means an event, circumstance, or change in the Company and the Company Subsidiaries, taken as a whole, that results in a material adverse effect on the business, financial condition, or the results of operations of the Company and the Company Subsidiaries taken as a whole; provided, however, that the following events or circumstances and any effect resulting therefrom shall not be a Material Adverse Effect for purposes of this Agreement: (i) any changes in general United States or global economic conditions; (ii) any changes affecting the oil and gas industry in general, including without limitation changes in oil refining margins or in the price of crude oil, feedstocks or other petroleum products;
(iii) any changes in the stock markets or financial markets, including without limitation changes in the market price of the Company's common stock or in interest rates; (iv) the occurrence of any default or event of default, or acceleration (including as a result of a change in control) under any loan agreement, note indenture, or other financing agreement or arrangement (including without limitation the FFCA sale/leaseback transaction); (v) the loss of, or failure to obtain or replace, any financing of the Company or any of its Subsidiaries; or (vi) labor union activities involving the Company or any of its subsidiaries, including, without limitation, boycotts, lawsuits or work stoppages. It is understood and agreed that any of the events underlying the changes, defaults or losses described in clauses (iii) through (vi) above are not excluded from the definition of Material Adverse Effect unless those changes, defaults or losses themselves fall under an exclusion set forth in the proviso to such definition.

         SECTION 5.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that state.

         SECTION 5.09. SUBMISSION TO JURISDICTION. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY DOCUMENT RELATED HERETO SHALL BE BROUGHT IN THE COURTS OF THE STATE OF ILLINOIS LOCATED IN THE CITY OF CHICAGO, COOK COUNTY, OR The UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION (COLLECTIVELY, A "NORTHERN ILLINOIS COURT") OR, IF A NORTHERN ILLINOIS COURT REFUSES TO TAKE JURISDICTION OVER SUCH LEGAL ACTION OR PROCEEDING, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND OR THE COURTS OF THE STATE OF MARYLAND AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS. THE PARTIES IRREVOCABLY WAIVE ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH ANY OF THEM MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS. EACH PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF SUCH

COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS PROVIDED HEREIN, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING.

         SECTION 5.10. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         SECTION 5.11. Counterpart Facsimile Execution. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopier is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile or telecopy document is to be re-executed in original form by the parties who executed the facsimile or telecopy document. No party may raise the use of a facsimile machine or telecopier or the fact that any signature was transmitted through the use of a facsimile or telecopier machine as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Section 5.11.

         SECTION 5.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

         SECTION 5.13. Further Assurances. The parties will execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

         SECTION 5.14. Captions. Captions contained in this Agreement have been inserted herein only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

         SECTION 5.15. Failure or Delay. No failure on the part of any party to exercise, and no delay in exercising, any right, power or privilege hereunder operates as a waiver thereof; nor does any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. No notice to or demand on any party in any case entitles such party to any other or further notice or demand in similar or other circumstances.

         SECTION 5.16. Successors and Assigns. All provisions of this Agreement are binding upon, inure to the benefit of, and are enforceable by or against the parties and their respective heirs, executors, administrators or other legal representatives and permitted successors and assigns.

                  IN WITNESS WHEREOF, each of the Sellers and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                    P.A. NOVELLY, II


                                    /s/ P.A. Novelly, II
                                    --------------------------------------
                                    Title:   Trustee, NOVELLY
                                             EXEMPT TRUST U/I
                                             Dated August 12, 1992


                                    JOHN K. PRUELLAGE


                                    /s/ John K. Pruellage
                                    --------------------------------------
                                    Title:   Trustee, NOVELLY
                                             EXEMPT TRUST U/I
                                             Dated August 12, 1992


                                    DOUGLAS D. HOMMERT


                                    /s/ Douglas D. Hommert
                                    --------------------------------------
                                    Title:   Trustee, THE CAPITAL TRUST U/I
                                             Dated February 4, 1994


                                    WILLIAM LAUBER


                                    /s/ William Lauber
                                    --------------------------------------
                                    Title:   Trustee, THE CAPITAL TRUST U/I
                                             Dated February 4, 1994


                                    PAUL A. NOVELLY


                                    /s/ Paul A. Novelly
                                    --------------------------------------
                                    Title:   Trustee, PAUL A. NOVELLY
                                             LIVING TRUST U/I
                                             Dated July 28, 1982, as amended

                                  GOLNOY BARGE COMPANY, INC.


                                  /s/ P.A. Novelly, II
                                  ----------------------------------------------
                                  Name:    P.A. Novelly, II
                                  Title:   Vice President


                                  ROSEMORE, INC.


                                  /s/ Edward L. Rosenberg
                                  ----------------------------------------------
                                  Name:    Edward L. Rosenberg
                                  Title:   President and Chief Executive Officer

                                                                       EXHIBIT A


                                [See Exhibit 25]

                                   SCHEDULE I

Seller                                     Class A Common Shares    Class B Common Shares     Total Shares       Purchase Price
------                                     ---------------------    ---------------------     ------------       --------------
P.A. Novelly, II and John K. Pruellage,    516,600                  182,800                   699,400            $7,343,700.00
as Trustees of
The Novelly Exempt Trust U/I
   Dated August 12, 1992
William Lauber and Douglas D. Hommert,     142,800                                            142,800            $1,499,400.00
as Trustees of The Capital Trust U/I
Dated February 4, 1994
Paul A. Novelly, as Trustee of the Paul    16,325                                             16,325             $171,412,50
A. Novelly Living Trust U/I dated
July 28, 1982, as amended
Golnoy Barge Company, Inc.                 32,650                                             32,650             $342,825.00
         Total:                            708,375                  182,800                   891,175            $9,357,337.50
         ======                            =======                  =======                   =======            =============

                                                                      Exhibit 25

                                ESCROW AGREEMENT

                  THIS ESCROW AGREEMENT (as the same may be amended or modified from time to time and including any and all written instructions given to the Escrow Agent (as hereinafter defined) pursuant hereto, this "Escrow Agreement") is made and entered into as of December 17, 2000 among P.A. Novelly, II and John
K. Pruellage, as trustees for the Novelly Exempt Trust U/I dated August 12, 1992, Douglas D. Hommert and William Lauber, as trustees for the Capital Trust U/I dated February 4, 1994, Paul A. Novelly, as trustee of the Paul A. Novelly Living Trust U/I dated July 28, 1982, as amended, Golnoy Barge Company, Inc. (each of the foregoing, a "Seller", and collectively, the "Sellers") and Rosemore, Inc. (the "Purchaser", and together with the Sellers, the "Parties") and Union Planters Bank, a national banking association (the "Bank").

                              W I T N E S S E T H :

                  WHEREAS, the Sellers collectively own 708,375 shares of Class A common stock, $5.00 par value per share (the "Class A Common Shares") of Crown Central Petroleum Corporation, a Maryland corporation (the "Company") and 182,800 shares of Class B common stock of the Company, par value $5.00 per share (the "Class B Common Shares" and, with the Class A Common Shares, the "Shares");

                  WHEREAS, on the date hereof, the Purchaser, the Company and Rosemore Acquisition Corporation, a Maryland corporation and an indirect wholly owned subsidiary of the Purchaser ("Merger Sub"), have entered into an Agreement and Plan of Merger (as may be amended, the "Merger Agreement"), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub shall be merged with and into the Company (the "Merger") following the closing under the Merger Agreement (the "Merger Closing");

                  WHEREAS, the Sellers approve of the Merger and the Merger Agreement, pursuant to which the Shares shall be exchanged for the Merger Consideration (as defined in the Merger Agreement), and the Sellers wish to have their respective Shares voted in favor of the Merger;

                  WHEREAS, on the date hereof, the Purchaser and the Sellers have entered into a stock purchase agreement whereby, subject to the terms and conditions contained therein (i) the Sellers have severally agreed to sell, and the Purchaser has agreed to purchase, the Shares to the Purchaser if the Merger Closing does not occur (the closing of such transaction, the "Stock Purchase Closing"), and (ii) the Sellers have given the Purchaser an irrevocable proxy to vote the Shares for, among other matters, the approval of the Merger and the Merger Agreement; and

                  WHEREAS, the Parties have requested Bank to act in the capacity of escrow agent under this Escrow Agreement, and Bank, subject to the terms and conditions hereof, has agreed to do so.

                  NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

         1. Appointment of Escrow Agent. Each of the Parties hereby appoints the Bank as the escrow agent under this Escrow Agreement (the Bank in such capacity, the "Escrow Agent"), and the Escrow Agent hereby accepts such appointment.

         2. Deposit. Promptly upon execution of this Escrow Agreement, (i) the Escrow Agent will open a book entry account for deposit of the Shares (the "Book Entry Account"), (ii) each Seller will deliver to the Escrow Agent Shares held by such Seller, as set forth opposite such Seller's name on Exhibit A hereto (such Shares as are held by the Sellers in book entry accounts to be transferred to the Book Entry Account and registered in the name of the Escrow Agent and such Shares as are in certificated form to be delivered to the Escrow Agent together with properly executed stock powers endorsed in the name of the Escrow Agent (all such Shares referred to herein being the "Escrowed Shares")) and
(iii) the Purchaser shall deliver to the Escrow Agent the sum of $9,357,337.50, in cash (the "Share Purchase Price"), all of which are to be held by the Escrow Agent in accordance with the terms hereof (the Escrowed Shares and the Share Purchase Price being hereinafter referred to collectively as the "Deposit"). Subject to and in accordance with the terms and conditions hereof, the Escrow Agent agrees that it shall receive, hold in escrow, invest and reinvest and release or distribute the Deposit.

         3. Investment of the Share Purchase Price. The Escrow Agent shall invest and reinvest the Share Purchase Price in the [_______________________], unless otherwise instructed in writing by the Purchaser. Such written instructions, if any, referred to in the foregoing sentence shall specify the type and identity of the investments to be purchased and/or sold and shall also include the name of the broker-dealer, if any, which the Purchaser directs the Escrow Agent to use in respect of such investment, any particular settlement procedures required, if any (which settlement procedures shall be consistent with industry standards and practices), and such other information as the Escrow Agent may require. The Escrow Agent shall not be liable for failure to invest or reinvest funds absent sufficient written direction. Unless the Escrow Agent is otherwise directed in such written instructions, the Escrow Agent may use a broker-dealer of its own selection, including a broker-dealer owned by or affiliated with the Escrow Agent or any of its affiliates. The Escrow Agent or any of its affiliates may receive compensation solely from the Purchaser with respect to any investment directed hereunder. It is expressly agreed and understood by the parties hereto that the Escrow Agent shall not in any way whatsoever be liable for losses on any investments, including, but not limited to, losses from market risks due to premature liquidation or resulting from other actions taken pursuant to this Escrow Agreement.

         Receipt, investment and reinvestment of the Share Purchase Price shall be confirmed by the Escrow Agent as soon as practicable by account statement, and any discrepancies in any such account statement shall be noted by the Parties to the Escrow Agent within 30 calendar days after receipt thereof. Failure to inform the Escrow Agent in writing of any discrepancies in any such account statement within said 30-day period shall conclusively be deemed confirmation of such account statement in its entirety. For purposes of this paragraph, (a) each account statement shall be deemed to have been received by the party to whom directed on the earlier to occur of (i) actual receipt thereof and (ii) three "Business Days" (hereinafter defined) after the deposit thereof in the United States Mail, postage prepaid and (b) the term "Business Day" shall mean any day of the year, excluding Saturday, Sunday and any other day on which national banks are required or authorized to close in St. Louis, Missouri.

         4. Disbursement of the Deposit. The Escrow Agent is hereby authorized to release the Deposit only as follows:

                  (a) Merger Closing. Upon receipt by the Escrow Agent of a letter of transmittal for the Merger from a paying agent with instructions for tendering securities of the Company and deposit by the Purchaser with such paying agent of sufficient funds to pay the Share Purchase Price to the Sellers and all other merger consideration to be paid by the Purchaser in connection with the Merger, and confirmation of such deposit, the Escrow Agent shall (i) tender the Escrowed Shares in accordance with the instructions contained in such letter of transmittal and complete such letter of transmittal to provide for payment by the paying agent to the Sellers of all consideration in accordance with the amounts set forth opposite each Seller's name in the purchase price column on Exhibit A hereto, (ii) transfer the Share Purchase Price to an account designated by the Purchaser, and (iii) transfer all interest accrued on the Share Purchase Price from the date hereof to an account designated by the Purchaser.

                  (b) Stock Purchase Closing. Upon receipt by the Escrow Agent of written confirmation that the Stock Purchase Closing has occurred subject only to transfer of the Escrowed Shares and the Share Purchase Price, in the form of Exhibit B attached hereto, jointly signed by the Purchaser and each of the Sellers, the Escrow Agent shall (i) release the Escrowed Shares to the Purchaser or its designee, (ii) transfer the Share Purchase Price to an account designated by the Sellers, and (iii) transfer all interest accrued on the Share Purchase Price from the date hereof to an account designated by the Purchaser.

                  (c) Into the registry of a court in accordance with Sections 8 or 16 hereof.

         5. Tax Matters. The Parties shall provide the Escrow Agent with their taxpayer identification numbers documented by an appropriate Form W-8 or Form W-9 upon execution of this Escrow Agreement. Failure so to provide such forms may prevent or delay disbursements from the Deposit and may also result in the assessment of a penalty and the Escrow Agent's being required to withhold tax on any interest or other income earned on the Share Purchase Price. Any payments of income shall be subject to applicable withholding regulations then in force in the United States or any other jurisdiction, as applicable.

         6. Scope of Undertaking. The Escrow Agent's duties and responsibilities in connection with this Escrow Agreement shall be purely ministerial and shall be limited to those expressly set forth in this Escrow Agreement. The Escrow Agent is not a principal, participant or beneficiary in any transaction underlying this Escrow Agreement and shall have no duty to inquire beyond the terms and provisions hereof. The Escrow Agent shall have no responsibility or obligation of any kind in connection with this Escrow Agreement or the Deposit and shall not be required to deliver the Deposit or take any action with respect to any matters that might arise in connection therewith, other than to receive, hold and release the Deposit as herein provided. Without limiting the generality of the foregoing, it is hereby expressly agreed and stipulated by the parties hereto that the Escrow Agent shall not be required to exercise any discretion hereunder and shall have no investment or management responsibility and, accordingly, shall have no duty to, or liability for its failure to, provide investment recommendations or investment advice to the Parties. The Escrow Agent shall not be liable for any error in judgment, any act or omission, any mistake of law or fact, or for anything it may do or refrain from doing in connection herewith, except for, subject to Section 7 hereinbelow, its own willful misconduct or gross negligence. It is the intention of the parties hereto that the Escrow Agent shall never be required to use, advance or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights and powers hereunder.

         7. Reliance; Liability. The Escrow Agent may rely on, and shall not be liable for acting or refraining from acting in accordance with, any written notice, instruction or request or other paper furnished to it hereunder or pursuant hereto and believed by it to have been signed or presented by the proper party or parties. The Escrow Agent shall be responsible for holding and disbursing the Deposit pursuant to this Escrow Agreement; provided, however, that in no event shall the Escrow Agent be liable for any lost profits, lost savings or other special, exemplary, consequential or incidental damages in excess of the Escrow Agent's fee hereunder and provided further that the Escrow Agent shall have no liability for any loss arising from any cause beyond its control, including, but not limited to, the following: (a) acts of God, force majeure, including, without limitation, war (whether or not declared or existing), revolution, insurrection, riot, civil commotion, accident, fire, explosion, stoppage of labor, strikes and other differences with employees; (b) the act, failure or neglect of any Party or any agent or correspondent or any other person selected by the Escrow Agent; (c) any delay, error, omission or default of any mail, courier, telegraph, cable or wireless agency or operator; or (d) the acts or edicts of any government or governmental agency or other group or entity exercising governmental powers. The Escrow Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of this Escrow Agreement or any part hereof or for the transaction or transactions requiring or underlying the execution of this Escrow Agreement, the form or execution hereof or for the identity or authority of any person executing this Escrow Agreement or any part hereof or receiving the Deposit.

         8. Right of Interpleader. Should any controversy arise involving the parties hereto or any of them or any other person, firm or entity with respect to this Escrow Agreement or the Deposit, or should a substitute escrow agent fail to be designated as provided in Section 16 hereof, or if the Escrow Agent should be in doubt as to what action to take, the Escrow Agent shall have the right, but not the obligation, either to (a) withhold delivery of the Deposit until the controversy is resolved, the conflicting demands are withdrawn or its doubt is resolved or (b) institute a petition for interpleader in any court of competent jurisdiction to determine the rights of the parties hereto. Should a petition for interpleader be instituted, or should the Escrow Agent be threatened with litigation or become involved in litigation in any manner whatsoever in connection with this Escrow Agreement or the Deposit, the Parties hereby jointly and severally agree to reimburse the Escrow Agent for its attorneys' fees and any and all other expenses, losses, costs and damages incurred by the Escrow Agent in connection with or resulting from such threatened or actual litigation or arbitration prior to any disbursement hereunder; provided, however, that the Purchaser and the Sellers agree between themselves that the maximum liability for any such fees (x) for the Purchaser shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder, and (y) for the Sellers shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder.

         9. Indemnification. The Parties hereby jointly and severally indemnify the Escrow Agent, its officers, directors, partners, employees and agents (each herein called an "Indemnified Party") against, and hold each Indemnified Party harmless from, any and all expenses, including, without limitation, attorneys' fees and court costs, losses, costs, damages and claims, including, but not limited to, costs of investigation, litigation and arbitration, tax liability and loss on investments suffered or incurred by any Indemnified Party in connection with or arising from or out of this Escrow Agreement, except such acts or omissions as may result from the willful misconduct or gross negligence of such Indemnified Party. IT IS THE EXPRESS INTENT OF EACH OF THE PARTIES TO INDEMNIFY EACH OF THE INDEMNIFIED PARTIES FOR, AND HOLD THEM HARMLESS AGAINST, THEIR OWN NEGLIGENT ACTS OR OMISSIONS; provided, however, that the Purchaser and the Sellers agree between themselves that the maximum liability for any such fees (x) for the Purchaser shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder, and (y) for the Sellers shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder.

         10. Compensation and Reimbursement of Expenses. The Parties hereby agree to pay the Escrow Agent for its services hereunder in accordance with the Escrow Agent's fee schedule as attached as Schedule I hereto as in effect from time to time and to pay all expenses incurred by the Escrow Agent in connection with the performance of its duties and enforcement of its rights hereunder and otherwise in connection with the preparation, operation, administration and enforcement of this Escrow Agreement, including, without limitation, attorneys' fees, brokerage costs and related expenses incurred by the Escrow Agent. The foregoing notwithstanding, the Parties shall be jointly and severally liable to the Escrow Agent for the payment of all such fees and expenses. In the event the Parties for any reason fail to pay any such fees and expenses as and when the same are due, such unpaid fees and expenses shall be charged to and set off and paid from the Share Purchase Price by the Escrow Agent without any further notice; provided, however, that the Purchaser and the Sellers agree between themselves that the maximum liability for any such fees (x) for the Purchaser shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder, and (y) for the Sellers shall not exceed one half of the aggregate amount required to be paid or reimbursed hereunder.

         11. Lien. Each of the Parties hereby grants to the Escrow Agent a lien upon, and security interest in, all its right, title and interest in and to all of the Deposit as security for the payment and performance of its obligations owing to the Escrow Agent hereunder, including, without limitation, its obligations of payment, indemnity and reimbursement provided for hereunder, which lien and security interest may be enforced by the Escrow Agent without notice by charging and setting-off and paying from, the Deposit any and all amounts then owing to it pursuant to this Escrow Agreement or by appropriate foreclosure proceedings.

         12. Funds Transfer. In the event funds transfer instructions are given (other than in writing at the time of execution of the Escrow Agreement), whether in writing, by telefax, or otherwise, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or person designated on Schedule II hereto, and the Escrow Agent may rely upon the confirmations of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in writing actually received and acknowledged by the Escrow Agent. The parties to this Escrow Agreement acknowledge that such security procedure is commercially reasonable.

         It is understood that the Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying number provided by either of the other parties hereto to identify
(i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. The Escrow Agent may apply any of the escrowed funds for any payment order it executes using any such identifying number, even where its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank, designated.

         13. Notices. Any notice or other communication required or permitted to be given under this Escrow Agreement by any party hereto to any other party hereto shall be considered as properly given if in writing and (a) delivered against receipt therefor, (b) mailed by registered or certified mail, return receipt requested and postage prepaid or (c) sent by telefax machine, in each case to the address or telefax number, as the case may be, set forth below:

                  If to the Escrow Agent:

                           Union Planters Bank
                           8182 Maryland Avenue, First Floor
                           Clayton, Missouri  63105
                           Attn:  Michael Ross
                           Telefax No.:  [___________]

                  If to the Sellers:

                           c/o P.A. Novelly
                           8182 Maryland Avenue, Fourth Floor
                           Clayton, Missouri  63105
                           Telecopy:    (314) 889-0211

                           with copies to:

                           James F. Sanders, Esq.
                           8182 Maryland Avenue, Third Floor
                           Clayton, Missouri  63105
                           Telecopy:    (314) 889-0219

                           and to:

                           Lewis Rice & Fingersh, L.C.
                           500 North Broadway
                           St. Louis, Missouri  63102
                           Telecopy:    (314) 612-7721
                           Attention:   Douglas D. Hommert, Esq.

                  If to the Purchaser:

                           Rosemore, Inc.
                           One North Charles Street, Suite 2300
                           Baltimore, Maryland  21201
                           Telecopy:    (410) 347-7081
                           Attention:   Edward L. Rosenberg
                                        President and Chief Executive Officer

                           with copies to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, New York  10022
                           Telecopy:    (212) 848-7179
                           Attention:   John Marzulli, Jr., Esq.

Except to the extent otherwise provided in the second paragraph of Section 3 hereinabove, delivery of any communication given in accordance herewith shall be effective only upon actual receipt thereof by the party or parties to whom such communication is directed. Any party to this Escrow Agreement may change the address to which communications hereunder are to be directed by giving written notice to the other party or parties hereto in the manner provided in this section.

         14. Consultation with Legal Counsel. The Escrow Agent may consult with its counsel or other counsel satisfactory to it concerning any question relating to its duties or responsibilities hereunder or otherwise in connection herewith and shall not be liable for any action taken, suffered or omitted by it in good faith upon the advice of such counsel.

         15. Governing Law; Dispute Resolution1. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that state. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY DOCUMENT RELATED HERETO SHALL BE BROUGHT IN THE COURTS OF THE STATE OF ILLINOIS LOCATED IN THE CITY OF CHICAGO, COOK COUNTY, OR THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION, (COLLECTIVELY, A "NORTHERN ILLINOIS COURT") OR, IF A NORTHERN ILLINOIS COURT REFUSES TO TAKE JURISDICTION OVER SUCH LEGAL ACTION OR PROCEEDING, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND OR THE COURTS OF THE STATE OF MARYLAND AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF SUCH COURTS. THE PARTIES IRREVOCABLY WAIVE ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH ANY OF THEM MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS. EACH PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS PROVIDED HEREIN, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING.

         16. Resignation. The Escrow Agent may resign hereunder upon twenty (20) days' prior notice to the Parties. Upon the effective date of such resignation, the Escrow Agent shall deliver the Deposit to any substitute escrow agent designated by the Parties in writing. If the Parties fail to designate a substitute escrow agent within twenty (20) days after the giving of such notice, the Escrow Agent may institute a petition for interpleader. The Escrow Agent's sole responsibility after such 20-day notice period expires shall be to hold the Deposit and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery the Escrow Agent's obligations hereunder shall cease and terminate.

         17. Severability. If one or more of the provisions hereof shall for any reason be held to be invalid, illegal or unenforceable in any respect under applicable law, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and this Escrow Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein, and the remaining provisions hereof shall be given full force and effect.

         18. Termination. This Escrow Agreement shall terminate upon the release, in accordance with Section 4, of the Deposit in full; provided, however, that in the event all fee, expenses, costs and other amounts required to be paid to the Escrow Agent hereunder are not fully and finally paid prior to termination, the provisions of Section 10 hereof shall survive the termination hereof and, provided further that the last two sentences of Section 8 hereof and the provisions of Section 9 hereof shall, in any event, survive the termination hereof.

         19. General. The section headings contained in this Escrow Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Escrow Agreement. This Escrow Agreement and any affidavit, certificate, instrument, agreement or other document required to be provided hereunder may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute but one and the same instrument. Unless the context shall otherwise require, the singular shall include the plural and vice versa, and each pronoun in any gender shall include all other genders. The terms and provisions of this Escrow Agreement constitute the entire agreement among the parties hereto in respect of the subject matter hereof, and neither the Parties nor the Escrow Agent has relied on any representations or agreements of the other, except as specifically set forth in this Escrow Agreement. This Escrow Agreement or any provision hereof may be amended, modified, waived or terminated only by written instrument duly signed by the parties hereto. This Escrow Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, devisees, executors, administrators, personal representatives, successors, trustees, receivers and permitted assigns. This Escrow Agreement is for the sole and exclusive benefit of the Parties and the Escrow Agent, and nothing in this Escrow Agreement, express or implied, is intended to confer or shall be construed as conferring upon any other person any rights, remedies or any other type or types of benefits.

         20. Counterpart Facsimile Execution. For purposes of this Escrow Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopier is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile or telecopy document is to be re-executed in original form by the parties who executed the facsimile or telecopy document. No party may raise the use of a facsimile machine or telecopier or the fact that any signature was transmitted through the use of a facsimile or telecopier machine as a defense to the enforcement of this Escrow Agreement or any amendment or other document executed in compliance with this Section 20.

         IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement to be effective as of the date first above written.


                                P.A. NOVELLY, II


                                ------------------------------------------------
                                Title:   Trustee, NOVELLY EXEMPT TRUST U/I
                                         Dated August 12, 1992


                                JOHN K. PRUELLAGE


                                ------------------------------------------------
                                Title:   Trustee, NOVELLY EXEMPT TRUST U/I
                                         Dated August 12, 1992


                                DOUGLAS D. HOMMERT


                                ------------------------------------------------
                                Title:   Trustee, THE CAPITAL TRUST U/I
                                         Dated February 4, 1994


                                WILLIAM LAUBER


                                ------------------------------------------------
                                Title:   Trustee, THE CAPITAL TRUST U/I
                                         Dated February 4, 1994


                                PAUL A. NOVELLY


                                ------------------------------------------------
                                Title:   Trustee, PAUL A. NOVELLY
                                         LIVING TRUST U/I
                                         Dated July 28, 1982, as amended


                                GOLNOY BARGE COMPANY, INC.


                                By:
                                     -------------------------------------------
                                     Name:     P.A. Novelly, II
                                     Title:    Vice President

                                ROSEMORE, INC.


                                 By:
                                      ------------------------------------------
                                         Name:     Edward L. Rosenberg
                                         Title:    President and Chief
                                                   Executive Officer


                                 UNION PLANTERS BANK, AS ESCROW AGENT


                                 By:
                                      ------------------------------------------
                                        Name:
                                        Title:

                                                                       EXHIBIT A

Seller                                     Class A Common Shares    Class B Common Shares    Total Shares     Purchase Price
------                                     ---------------------    ---------------------    ------------     --------------
P.A. Novelly, II and John K. Pruellage,    516,600                  182,800                  699,400          $ 7,343,700.00
as Trustees of
The Novelly Exempt Trust U/I
   Dated August 12, 1992
William Lauber and Douglas D. Hommert,     142,800                                           142,800          $ 1,499,400.00
as Trustees of The Capital Trust U/I
Dated February 4, 1994
Paul A. Novelly, as Trustee of the Paul    16,325                                            16,325           $ 171,412.50
A. Novelly Living Trust U/I dated
July 28, 1982, as amended
Golnoy Barge Company, Inc.                 32,650                                            32,650           $ 342,825.00
         Total:                            708,375                  182,800                  891,175          $ 9,357,337.50
         ======                            =======                  =======                  =======          ==============

                                                                       EXHIBIT B

                 Form of Instruction for Release of the Deposit
                 ----------------------------------------------




To:      Union Planters Bank
         8182 Maryland Avenue, First Floor
         Clayton, Missouri  63105
         Attn:  Michael Ross

Sir:

                  Reference is made to the Escrow Agreement, dated as of December 17, 2000 among P.A. Novelly, II and John K. Pruellage, as trustees for the Novelly Exempt Trust U/I dated August 12, 1992, Douglas D. Hommert and William Lauber, as trustees for the Capital Trust U/I dated February 4, 1994, Paul A. Novelly, as trustee of the Paul A. Novelly Living Trust U/I dated July 28, 1982, as amended, Golnoy Barge Company, Inc. and Rosemore, Inc. and Union Planters Bank. Capitalized terms used and not otherwise defined in this instruction letter are used with the meanings set forth in the Escrow Agreement. Each of the undersigned confirms to you that the Stock Purchase Closing has occurred, subject only to the transfer of the Escrowed Shares and the Share Purchase Price.





                                   P.A. NOVELLY, II


                                   --------------------------------------------
                                   Title:   Trustee, NOVELLY EXEMPT TRUST U/I
                                            Dated August 12, 1992


                                   JOHN K. PRUELLAGE


                                   --------------------------------------------
                                   Title:   Trustee, NOVELLY EXEMPT TRUST U/I
                                            Dated August 12, 1992

                                   DOUGLAS D. HOMMERT


                                   ---------------------------------------------
                                   Title:   Trustee, THE CAPITAL TRUST U/I
                                            Dated February 4, 1994


                                   WILLIAM LAUBER


                                   ---------------------------------------------
                                   Title:   Trustee, THE CAPITAL TRUST U/I
                                            Dated February 4, 1994


                                   PAUL A. NOVELLY


                                   ---------------------------------------------
                                   Title:   Trustee, PAUL A. NOVELLY
                                            LIVING TRUST U/I
                                            Dated July 28, 1982, as amended


                                   GOLNOY BARGE COMPANY, INC.


                                   ---------------------------------------------
                                   Name:    P.A. Novelly, II
                                   Title:   Vice President


                                   ROSEMORE, INC.


                                   ---------------------------------------------
                                   Name:   Edward L. Rosenberg
                                   Title:  President and Chief Executive Officer

                                                                      SCHEDULE I

                           ESCROW AGENT'S FEE SCHEDULE
                           ---------------------------

                                                                     SCHEDULE II

                   DISBURSEMENT CONFIRMATION TELEPHONE NUMBERS
                   -------------------------------------------



                Telephone Number(s) for Call-backs and Person(s)
               Designated to Confirm Deposit Release Instructions

If to the Sellers:

       Name                                     Telephone Number
       ----                                     ----------------

1.
    -------------------------------------       --------------------------------
2.
    -------------------------------------       --------------------------------



If to the Purchaser:

       Name                                     Telephone Number
       ----                                     ----------------

1.
    -------------------------------------       --------------------------------
2.
    -------------------------------------       --------------------------------


Telephone call-backs shall be made to both parties if joint instructions are required pursuant to the Escrow Agreement.

                                                                      EXHIBIT 26

         The undersigned hereby agree that Amendment No. 12 ("Amendment No. 12") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 12.

                                             ROSEMORE, INC.

December 18, 2000                            By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

December 18, 2000                            By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

December 18, 2000                            Ruth R. Marder*
                                             --------------------
                                             Ruth R. Marder

December 18, 2000                            Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

December 18, 2000                            Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

December 18, 2000                            /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

December 18, 2000                            Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

December 18, 2000                            Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

December 18, 2000                            Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact